B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2021

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at February 22, 2022 and contains certain "forward-looking information" and “forward-looking statements” under Canadian and United States securities laws, respectively ("forward-looking statements"). All statements included herein, other than statements of historical fact, including without limitation statements regarding potential mineralization, exploration results and future plans, production and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Cautionary Statement on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements as a result of a number of factors, including those set out in “Risks and Uncertainties.”

The following discussion of the operating results and financial position of the Company should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2021. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis. Production from the La Libertad and El Limon mines owned by Calibre Mining Corp. ("Calibre") is presented on an approximate 33% basis, representing the Company’s indirect ownership interest in the Nicaraguan operations through its equity investment in Calibre (subsequently diluted to 25% on January 12, 2022).

Additional information related to B2Gold, including our Annual Information Form, is available on the Company's website www.b2gold.com and on SEDAR at www.sedar.com.

OVERVIEW

B2Gold is a Vancouver-based gold producer with three operating mines: the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. The Company also has a 50% interest in the Gramalote Project in Colombia. In addition, the Company has a portfolio of other evaluation and exploration projects in a number of countries including Mali, Uzbekistan and Finland.

COVID-19

The Company continues to address the COVID-19 pandemic and minimize its potential impact at its operations. The Company places the safety and well-being of its workforce and all stakeholders as its highest priority and continues to encourage input from all its stakeholders as the COVID-19 situation evolves. The Company continues to implement measures and precautionary steps to manage and respond to the risks associated with COVID-19 to ensure the safety of the Company's employees, contractors, suppliers and surrounding communities where the Company works while continuing to operate. The Company is continually updating these plans and response measures based on the safety and well-being of its workforce, the severity of the pandemic in areas where it operates, global response measures, government restrictions and extensive community consultation. The Company is working closely with national and local authorities, including labour unions, and continues to closely monitor each site's situation, including public and employee sentiment to ensure that stakeholders are in alignment with continued safe operation of its mines.

Summary
Consolidated gold revenue for the year ended December 31, 2021 was $1.76 billion on sales of 981,401 ounces at an average realized gold price of $1,796 per ounce, compared to $1.79 billion on sales of 1,006,455 ounces at an average realized gold price of $1,777 per ounce in 2020. The slight decrease in gold revenue of 1% ($0.03 billion) was due to a 2% decrease in gold ounces sold, partially offset by a 1% increase in the average realized gold price. For the fourth quarter of 2021, consolidated gold revenue was $526 million on sales of 292,350 ounces at an average realized gold price of $1,800 per ounce, compared to $480 million on sales of 256,655 ounces at an average realized gold price of $1,868 per ounce in the fourth quarter of 2020. The increase in gold revenue of 10% ($46 million) was due to a 14% increase in gold ounces sold (mainly due to the higher gold production), partially offset by a 4% decrease in the average realized gold price.

Despite the continuing challenges of the COVID-19 pandemic, B2Gold had another remarkable year of strong operational performance in 2021, with the achievement of B2Gold’s thirteenth consecutive year of record annual total gold production. The Company’s total gold production for 2021 was an annual record of 1,047,414 ounces (including 59,819 ounces of attributable production from Calibre) (2020 - 1,040,737 ounces), near the top end of its revised guidance range (of between 1,015,000 and 1,055,000 ounces) and exceeding the upper end of its original guidance range (of between 970,000 and 1,030,000 ounces). Consolidated gold production from the Company’s three operating mines was 987,595 ounces (2020 - 995,258 ounces), near the upper end of the revised guidance range (of between 965,000 - 995,000 ounces) and exceeding the upper end of the original guidance range (of between 920,000 and 970,000 ounces), with solid performances from each of the Company’s three mines (refer to "Review of Mining Operations and Development Projects" section below), including both the Masbate and Otjikoto mines achieving record annual gold production in 2021. In addition, the Fekola Mine achieved another strong year in 2021, producing 567,795 ounces of gold, near the upper end of its revised guidance range (of between 560,000 and 570,000 ounces) and exceeding the upper end of its original guidance range (of between 530,000 and 560,000 ounces). In the fourth quarter of 2021, B2Gold’s consolidated gold production was 288,849 ounces which was in-line with budget and 13% higher than the fourth quarter of 2020 resulting from higher gold production from the Fekola and Otjikoto mines, partially offset by lower gold production from the Masbate Mine. The Company’s total gold production for the fourth quarter of 2021 was 304,897 ounces (including 16,048 ounces of attributable production from Calibre).

For the year ended December 31, 2021, consolidated cash operating costs1 were $511 per gold ounce produced ($503 per gold ounce sold), in-line with the budget and $105 per gold ounce produced (26%) higher than 2020. Including estimated attributable results for Calibre, cash operating costs for the year ended December 31, 2021 were $535 per gold ounce produced ($528 per gold ounce sold) which were within the Company's guidance range of $500 to $540 per ounce and were $112 per gold ounce produced (26%) higher than 2020. Cash operating costs per ounce produced for the year ended December 31, 2021 were in-line with budget as a result of offsetting factors as the impact of the strong operating results from all of the Company's operations with above budget gold production was offset by inflation driven higher fuel costs, stronger local currencies and higher than budgeted processing of lower grade material at the Fekola Mine as low-grade stockpiles were used to provide additional unbudgeted mill feed required as a result of higher than budgeted processed tonnes. Cash operating costs for the year ended December 31, 2021 were higher than the year ended December 31, 2020 due to higher input costs resulting from higher prestripping activities, inflation driven higher fuel costs and higher import duties. In the fourth quarter of 2021, consolidated cash operating costs were $460 per gold ounce produced ($406 per gold ounce sold), $82 (22%) more per gold ounce produced than budget and in-line with the fourth quarter of 2020. Including estimated attributable results for Calibre, cash operating costs for the fourth quarter of 2021 were $484 per gold ounce produced ($433 per gold ounce sold), $79 (20%) more per gold ounce produced than budget and in-line with the fourth quarter of 2020. Consolidated cash operating costs for the fourth quarter of 2021 were higher than budget resulting from inflation pressures including higher fuel, reagents and consumables costs and stronger local currencies.
1 “Cash operating costs” a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

The Company continues to experience cost inflation pressure across all sites which is impacting input prices including reagents, fuel and consumables. The Company is actively managing these cost increases through long-term contracts, hedging of fuel and reductions in consumption where possible.
Consolidated all-in sustaining costs2 for the year ended December 31, 2021 were $874 per gold ounce sold compared to $774 per gold ounce sold for 2020. Including estimated attributable results for Calibre, all-in sustaining costs for the year ended December 31, 2021 were $888 per gold ounce sold ($788 per gold ounce sold for 2020) and were within the Company's guidance range of $870 to $910 per ounce. The in-line with budget all-in sustaining costs for the year ended December 31, 2021 reflect the higher than budgeted gold ounces sold, higher than budgeted gains on settled fuel derivatives, partially offset by higher than budgeted sustaining capital expenditures ($10 million). Consolidated all-in sustaining costs for the fourth quarter of 2021 were $844 per gold ounce sold compared to a budget of $763 per gold ounce sold and $917 per gold ounce sold for the fourth quarter of 2020. Including estimated attributable results for Calibre, all-in sustaining costs for the fourth quarter of 2021 were $860 per gold ounce sold compared to a budget of $778 per gold ounce sold and $926 per gold ounce sold for the fourth quarter of 2020. The higher than budgeted all-in sustaining costs for the fourth quarter of 2021 reflect the higher than budgeted cash operating costs per gold ounce sold noted above and higher than budgeted sustaining capital expenditures, partially offset by higher than budgeted gold ounces sold and higher than budgeted gains on settled fuel derivatives. Higher than budgeted sustaining capital expenditures in the fourth quarter of 2021 reflected expenditures which were delayed from earlier quarters of 2021.
For the year ended December 31, 2021, mine sustaining capital expenditures were higher than budget by $10 million mainly as a result of higher prestripping costs at the Otjikoto Mine and the acceleration of mobile equipment rebuilds and purchases at the Fekola and Otjikoto mines. Non-sustaining mine capital expenditures for the year ended December 31, 2021 were $3 million higher than budget. In addition, for the year ended December 31, 2021, the Company's share of Gramalote capital expenditures was $11 million lower than budgeted mainly as a result of COVID-19 delays and the rescheduling of land purchase and resettlement programs while the Gramalote Project optimization work is completed (refer to “Review of Mining Operations and Development Projects" section for additional details of capital expenditures) and exploration costs were approximately $8 million less than budget.
For 2022, B2Gold remains well positioned for continued strong operational and financial performance with total gold production guidance of between 990,000 and 1,050,000 ounces (including 40,000 and 50,000 attributable ounces projected from Calibre) with total consolidated forecast cash operating costs of between $620 and $660 per ounce and total consolidated all-in sustaining costs of between $1,010 and $1,050 per ounce. Due to the timing of high-grade ore mining, consolidated gold production from the Company’s three operating mines is expected to be significantly weighted to the second half of 2022; for the first half of 2022, consolidated gold production is forecast to be between 390,000 and 410,000 ounces, which is expected to increase significantly to between 560,000 and 590,000 ounces during the second half of 2022. Based mainly on the weighting of production and timing of stripping, consolidated cash operating costs are expected to be between $760 and $800 per ounce in the first half of 2022, before significantly improving to between $490 and $530 per ounce during the second half of 2022. In addition, consolidated all-in sustaining costs are expected to be between $1,250 and $1,290 per ounce in the first half of 2022 before significantly improving to between $820 and $860 per ounce during the second half of 2022.
Operating and capital costs across all of the Company's operations are forecast to increase in 2022, with significant impacts from global cost inflation. Consolidated cash operating costs per ounce gold produced are forecast to increase by approximately $120 per ounce produced, or 24% compared to 2021. Of this increase, $71 per ounce (or 59%), is due to inflation including fuel cost, mechanical components and labour cost increases, coupled with a stronger foreign exchange rate for the Namibian dollar. The remaining $49 per ounce (or 41%) of the increase in consolidated cash operating costs is driven by operational related factors including the continued ramp up to full production of the higher strip ratio Cardinal Zone at the Fekola Mine, commencement of operations from the Wolfshag underground mine in the second half of 2022 and deeper open pits at the Fekola and Otjikoto mines. These impacts are partially offset by higher budgeted gold ounce production than 2021, led by the Fekola Mine. Consolidated all-in sustaining costs are budgeted to increase by approximately $150 per ounce, or 18%. Approximately 50% of this increase is due to the inflationary increases in cash operating costs noted above. The remaining increases are driven by the non-inflationary factors noted above as well as higher sustaining capital costs to support larger mining fleets and fleet maintenance as the open pits continue to grow and new sustaining capital projects including planned tailings storage facility raises at the Fekola and Masbate mines. The higher sustaining capital is offset partially by higher budgeted consolidated production, led by the Fekola Mine, and net lower capitalized prestripping costs.
2 “All-in sustaining costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

For the year ended December 31, 2021, the Company generated net income of $461 million compared to $672 million in 2020 including net income attributable to the shareholders of the Company of $420 million ($0.40 per share) compared to $628 million ($0.60 per share) in 2020. Adjusted net income attributable to the shareholders of the Company3 for the year ended December 31, 2021 was $384 million ($0.36 per share) compared to $515 million ($0.49 per share) in 2020. Net income for the fourth quarter of 2021 was $153 million compared to $174 million for the fourth quarter of 2020. For the fourth quarter of 2021, the Company generated net income attributable to the shareholders of the Company of $137 million ($0.13 per share) compared to $168 million ($0.16 per share) in the fourth quarter of 2020. Adjusted net income attributable to shareholders of the Company for the fourth quarter of 2021 was $113 million ($0.11 per share) compared to $147 million ($0.14 per share) in the fourth quarter of 2020.

Cash flow provided by operating activities was $724 million for the year ended December 31, 2021 compared to $951 million during 2020, a decrease of $227 million. The decrease reflects lower revenues of $27 million, higher production costs of $86 million and higher non-cash working capital outflows for the year ended December 31, 2021, most significantly for current income and other taxes payables as well as value-added tax receivables. Current income tax payments for the year ended December 31, 2021 totalled approximately $340 million (including $18 million which was settled by value-added tax offsets) and included approximately $140 million related to 2020 outstanding tax liability obligations (comprised mainly of Fekola outstanding 2020 tax liabilities of $75 million and Fekola 2020 priority dividend obligations of $46 million). Current income tax payments for the year ended December 31, 2021 were approximately $40 million lower than the original budgeted guidance of $380 million mainly as the result of $10 million lower than budgeted tax obligations at Otjikoto and a rollover amount of $20 million for Fekola tax installments which were budgeted for the fourth quarter of 2021 but which will now be paid by the second quarter of 2022. Based on current assumptions, including an average gold price of $1,800 per ounce for 2022, the Company is forecasting to make total cash income tax payments in 2022 of approximately $290 million.

B2Gold continues to maintain a strong financial position and liquidity. At December 31, 2021, the Company had cash and cash equivalents of $673 million compared to cash and cash equivalents of $480 million at December 31, 2020. Working capital (defined as current assets less assets classified as held for sale and current liabilities) at December 31, 2021 was $802 million compared to $465 million at December 31, 2020.

On December 16, 2021, the Company entered into a revised revolving credit facility ("RCF") agreement with its existing syndicate of banks. The maximum available for drawdown under the facility remains at $600 million with an accordion feature, available on the receipt of additional binding commitments, for a further $200 million. At December 31, 2021, the full amount of the Company's $600 million RCF was undrawn and available.

For the year ended December 31, 2021, the Company declared and paid a quarterly cash dividend of $0.04 per common share ($0.16 per common share on an annualized basis). The declaration and payment of future quarterly dividends remains at the discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

On October 25, 2021, the Company announced that it had entered into a binding agreement with West African Resources Limited (“WAF”) (the “Kiaka Agreement”), pursuant to which B2Gold has agreed to sell to WAF 100% of the issued and outstanding shares of Volta Resources (Cayman) Inc., the holder of an 81% interest in the Kiaka gold project located in Burkina Faso (the “Kiaka Project”). On November 30, 2021 the Company announced the completion of the sale. Under the terms of the Kiaka Agreement, B2Gold received the following consideration (the “Kiaka Transaction”)

•cash payment of $0.45 million paid on execution of the Kiaka Agreement;
•$45 million paid on closing of the Kiaka Transaction, comprised of 50% cash and 50% in WAF ordinary shares;
•$45 million payable on the earlier of (i) commencement of construction at the Kiaka Project (provided such date will be a minimum of 6 months from the date of the Kiaka Agreement), (ii) completion of a positive feasibility study at the Kiaka Project, and (iii) October 25, 2022, in cash or WAF ordinary shares, at B2Gold’s option but subject to any required WAF shareholder approval to issue WAF ordinary shares; and
•2.7% net smelter return (“NSR”) royalty interest on the first 2.5 million ounces of gold produced at the Kiaka Project, and a 0.45% NSR royalty interest on the next 1.5 million ounces of gold produced at the Kiaka Project.

In addition, B2Gold entered into an amended and restated purchase agreement with WAF and GAMS (the “Amended Toega Agreement”), pursuant to which B2Gold agreed to sell to WAF 100% of the shares of Kiaka Gold SARL, the holder of the Toega gold project located in Burkina Faso (the “Toega Project”)(the original transaction was structured as a sale of assets comprising the Toega Project) and GAMS-Mining F&I Ltd. (“GAMS”) would sell its 10% beneficial interest in the Toega Project. B2Gold held a 90% beneficial interest in the Toega Project with GAMS holding the remaining 10%. Under the terms of the Amended Toega Agreement, B2Gold received a cash payment of $18 million, and on the first 1.5 million ounces of gold produced at the Toega Project, a 2.7% NSR royalty until such time as the royalty payments total $22.5 million and thereafter a 0.45% NSR royalty interest (the “Toega Transaction”). This transaction was also completed on November 30, 2021.

3 “Adjusted net income attributable to shareholders of the Company” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

In December 2021, B2Gold and the Government of Mali were pleased to reach an agreement in principle relating to the dispute on the Menankoto Permit in Mali, where the Government of Mali agreed that it would grant a new exploration permit covering the same perimeter as the Menankoto Permit to a new Malian subsidiary of B2Gold, and B2Gold would withdraw the international arbitration proceedings that its Malian subsidiary had previously commenced against the Republic of Mali. On February 2, 2022 the Company announced that B2Gold’s Malian subsidiary received the new Menankoto Permit, issued by the Government of Mali in compliance with the procedures and requirements set out under the Malian 2019 Mining Code (previous permit had been issued under the Malian 2012 Mining Code), which provides for an initial term of three years and renewable for 2 additional three year periods. B2Gold’s Malian subsidiary has now withdrawn the international arbitration proceedings against the Republic of Mali. The Company has resumed an aggressive exploration drilling program on the Menankoto Permit area initially with two drill rigs, with additional drill rigs to be added in the near future.

The potential to truck material from the Anaconda Area (comprised of the Menankoto Permit and the Bantako North Permit) is currently being developed and is not included in Fekola’s 2022 production guidance or the current Fekola life of mine plan. Preliminary planning by the Company has demonstrated that a pit situated on the Anaconda Area could provide saprolite material to be trucked to and fed into the Fekola mill commencing as early as late 2022, increasing the ore processed and annual gold production from the Fekola mill, subject to obtaining all necessary permits and completion of a final mine plan, with the potential to add an average of approximately 80,000 to 100,000 ounces per year to Fekola’s annual gold production. In 2022, a total of $33 million has been budgeted to facilitate Phase 1 saprolite mining at the Anaconda Area. An updated Mineral Resource estimate based on the results from the extensive 2020 and 2021 infill and exploration drill program at the Anaconda Area is expected in the first quarter of 2022 and will include an initial Mineral Resource estimate for the sulphide materials below the existing saprolite resource. The Company plans on commencing a Phase II study for the Anaconda Area when the updated Mineral Resource estimate on the sulphide material becomes available and based on 2022 exploration drilling results to review the project economics of trucking sulphide material to the Fekola mill as compared to constructing another stand-alone mill near Anaconda.

On February 2, 2022 the Company announced an updated Mineral Resource estimate for the Cardinal Zone, adjacent to the main Fekola Mine open pit in Mali. The updated resource included a significantly increased Mineral Resource estimate for Cardinal Zone as at December 31, 2021 with an initial Indicated Mineral Resource estimate of 8,000,000 tonnes at 1.67 grams per tonne (“g/t”) gold for 430,000 ounces of gold, and an updated Inferred Mineral Resource estimate of 19,000,000 tonnes at 1.21 g/t gold for 740,000 ounces of gold, constrained within a conceptual pit run at US$1,800 per ounce gold. Approximately 50,000 ounces are budgeted to be produced from the Cardinal Zone in 2022 and have been included in Fekola's 2022 production guidance. Based on engineering studies completed to date, the Cardinal Zone has the potential to add an average of approximately 60,000 ounces per year over the next 6 to 8 years to Fekola's annual gold production.

Notwithstanding the ongoing sanctions on Mali announced by the Economic Community of West African States (“ECOWAS”) on January 9, 2022, including closure of borders with Mali, the Fekola Mine continues to operate unimpeded and the Company expects to meet its 2022 production guidance for Fekola. The Fekola Mine appears well-positioned for any potential supply disruptions that might be caused by the border closures. Fuel supplies are not affected by the sanctions and continue passing through the border with Senegal and the Company continues to monitor alternative routings to bring in other critical supplies, if necessary. Gold sales from the Fekola Mine have continued and are expected to continue on an ordinary course basis.

On February 22, 2022, B2Gold’s Board of Directors declared a cash dividend for the first quarter of 2022 of $0.04 per common share (or an expected $0.16 per share on an annualized basis), payable on March 17, 2022 to shareholders of record as of March 9, 2022. The declaration and payment of future quarterly dividends remains at the discretion of the Board of Directors and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board of Directors.

REVIEW OF FINANCIAL RESULTS
Selected Quarterly and Full Year Financial and Operating Results

	Three months ended		Year ended
	December 31		December 31
	2021	2020	2021	2020	2019

Gold revenue ($ in thousands)	526,113	479,525	1,762,264	1,788,928	1,155,637
Net income from continuing operations ($ in thousands)	153,140	174,405	460,825	672,413	308,859
Net income (loss) from discontinued operations ($ in thousands)	—	—	—	—	6,982
Net income ($ in thousands)	153,140	174,405	460,825	672,413	315,841
Earnings per share from continuing operations – basic (1) ($/share)	0.13	0.16	0.40	0.60	0.28
Earnings per share from continuing operations – diluted (1) ($/share)	0.13	0.16	0.40	0.59	0.28
Earnings per share – basic (1) ($/share)	0.13	0.16	0.40	0.60	0.29
Earnings per share – diluted (1) ($/share)	0.13	0.16	0.40	0.59	0.29
Cash provided by operating activities of continuing operations ($ in thousands)	266,292	196,690	724,113	950,645	449,438
Cash provided by operating activities of discontinued operations ($ in thousands)	—	—	—	—	42,535
Cash provided by operating activities ($ in thousands)	266,292	196,690	724,113	950,645	491,973
Total assets ($ in thousands)	3,561,293	3,362,379	3,561,293	3,362,379	2,683,071
Non-current liabilities ($ in thousands)	369,097	415,696	369,097	415,696	466,357
Average realized gold price from continuing operations ($/ounce)	1,800	1,868	1,796	1,777	1,396
Adjusted net income(1)(2)(3) ($ in thousands)	112,724	146,729	384,330	514,891	219,145
Adjusted earnings per share (1)(2)(3) - basic ($)	0.11	0.14	0.36	0.49	0.22
Excluding El Limon and La Libertad discontinued operations results:
Gold sold (ounces)	292,350	256,655	981,401	1,006,455	827,800
Gold produced (ounces)	288,849	256,319	987,595	995,258	851,116
Cash operating costs(2) ($/gold ounce sold)	406	446	503	405	452
Cash operating costs(2) ($/gold ounce produced)	460	458	511	406	449
Total cash costs(2) ($/gold ounce sold)	533	566	626	526	548
All-in sustaining costs(2) ($/gold ounce sold)	844	917	874	774	794
Including El Limon and La Libertad discontinued operations results and Equity investment in Calibre:
Gold sold (ounces)	308,395	270,725	1,041,381	1,051,716	955,943
Gold produced (ounces)	304,897	270,469	1,047,414	1,040,737	982,219
Cash operating costs(2) ($/gold ounce sold)	433	461	528	422	519
Cash operating costs(2) ($/gold ounce produced)	484	473	535	423	512
Total cash costs(2) ($/gold ounce sold)	556	578	648	540	609
All-in sustaining costs(2) ($/ounce gold sold)	860	926	888	788	862
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
(3) Previous periods have been adjusted to reflect the removal of the adjustment for share-based compensation expense, refer to “Non-IFRS Measures”.

Annual results

Revenue

Consolidated gold revenue for the year ended December 31, 2021 was $1.76 billion on sales of 981,401 ounces at an average realized gold price of $1,796 per ounce, compared to $1.79 billion on sales of 1,006,455 ounces at an average realized gold price of $1,777 per ounce in 2020. The slight decrease in gold revenue of 1% ($0.03 billion) was due to a 2% decrease in gold ounces sold, partially offset by a 1% increase in the average realized gold price.

For the year ended December 31, 2021, the Fekola Mine accounted for $1.02 billion (2020 - $1.11 billion) of gold revenue from the sale of 570,450 ounces (2020 - 626,300 ounces), the Masbate Mine accounted for $399 million (2020 - $368 million) of gold revenue from the sale of 222,291 ounces (2020 - 206,680 ounces) and the Otjikoto Mine accounted for $339 million (2020 - $307 million) of gold revenue from the sale of 188,660 ounces (2020 - 173,475 ounces).

Production and operating costs

Despite the continuing challenges of the COVID-19 pandemic, B2Gold had another remarkable year of strong operational performance in 2021, with the achievement of B2Gold’s thirteenth consecutive year of record annual total gold production. The Company’s total gold production for 2021 was an annual record of 1,047,414 ounces (including 59,819 ounces of attributable production from Calibre) (2020 - 1,040,737 ounces), near the top end of its revised guidance range (of between 1,015,000 and 1,055,000 ounces) and exceeding the upper end of its original guidance range (of between 970,000 and 1,030,000 ounces). Consolidated gold production from the Company’s three operating mines was 987,595 ounces (2020 - 995,258 ounces), near the upper end of the revised guidance range (of between 965,000 - 995,000 ounces) and exceeding the upper end of the original guidance range (of between 920,000 and 970,000 ounces), with solid performances from each of the Company’s three mines (refer to "Review of Mining Operations and Development Projects" section below), including both the Masbate and Otjikoto mines achieving record annual gold production in 2021. In addition, the Fekola Mine achieved another strong year in 2021, producing 567,795 ounces of gold, near the upper end of its revised guidance range (of between 560,000 and 570,000 ounces) and exceeding the upper end of its original guidance range (of between 530,000 and 560,000 ounces).

For the year ended December 31, 2021, consolidated cash operating costs (refer to "Non-IFRS Measures") were $511 per gold ounce produced ($503 per gold ounce sold), in-line with the budget and $105 per gold ounce produced (26%) higher than 2020. Including estimated attributable results for Calibre, cash operating costs for the year ended December 31, 2021 were $535 per gold ounce produced ($528 per gold ounce sold) which were within the Company's guidance range of $500 to $540 per ounce and were $112 per gold ounce produced (26%) higher than 2020. Cash operating costs per ounce produced for the year ended December 31, 2021 were in-line with budget as a result of offsetting factors as the impact of the strong operating results from all of the Company's operations with above budget gold production was offset by inflation driven higher fuel costs, stronger local currencies and higher than budgeted processing of lower grade material at the Fekola Mine as low-grade stockpiles were used to provide additional unbudgeted mill feed required as a result of higher than budgeted processed tonnes. Cash operating costs for the year ended December 31, 2021 were higher than the year ended December 31, 2020 due to higher input costs for the year ended December 31, 2021 resulting from higher prestripping activities, inflation driven higher fuel costs and higher import duties.
Consolidated all-in sustaining costs (refer to “Non-IFRS Measures”) for the year ended December 31, 2021 were $874 per gold ounce sold compared to $774 per gold ounce sold for 2020. Including estimated attributable results for Calibre, all-in sustaining costs for the year ended December 31, 2021 were $888 per gold ounce sold ($788 per gold ounce sold for 2020) and were within the Company's guidance range of $870 to $910 per ounce. The in-line with budget all-in sustaining costs for the year ended December 31, 2021 reflect the higher than budgeted gold ounces sold, higher than budgeted gains on settled fuel derivatives, partially offset by higher than budgeted sustaining capital expenditures ($10 million).
Depreciation and depletion
Depreciation and depletion expense, included in total cost of sales, was $379 million for the year ended December 31, 2021 compared to $301 million in 2020. The 26% increase in depreciation expense was primarily due to a 29% increase in the depreciation charge per ounce of gold sold partially offset by a 2% decrease in gold ounces sold. The increase in the depreciation charge per gold ounce sold was a result of the reduction of the depreciable recoverable ounces for the mines and an increase in costs to be depreciated for the Masbate and Fekola mines. The Masbate Mine's depreciable cost base increased due to the impairment reversal recorded at September 30, 2020 while the Fekola Mine's depreciable cost base increased due to the Fekola mill expansion and solar plant. In addition, $9 million in additional depreciation was recorded by the Otjikoto Mine in the fourth quarter of 2021 to reflect a decrease in expected recoverable ounces for its prestripping asset.
Royalties and production taxes
Royalties and production taxes included in total cost sales were $121 million for the year ended December 31, 2021 and were comparable to 2020. Royalties and production taxes were comparable resulting from a 2% decrease in the gold ounces sold partially offset by a 1% increase in the gold price realized in 2021.

Other

General and administrative ("G&A") costs relate mainly to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. For the year ended December 31, 2021, G&A costs increased by $5 million to $50 million, primarily due to higher insurance premiums and bank charges for the year ended December 31, 2021 and the return to normal levels of activity due to the easing of COVID-19 restrictions.

Share-based payment expense for the year ended December 31, 2021 was $23 million compared to $17 million for 2020 reflecting additional stock-based compensation grants and related vesting in 2021.

For the year ended December 31, 2021, the Company reported a net gain on the disposal of its Burkina Faso assets (Kiaka and Toega projects) of $22 million.

At December 31, 2021, the Company reclassified its Ondundu Project to assets held for sale. In conjunction with this, the Company assessed its carrying value and recorded an impairment charge of $6 million for the year ended December 31, 2021.

During 2020, the Company identified a higher sustained long-term gold price forecast as an indicator of impairment reversal for the Masbate Mine resulting in a net impairment reversal of $122 million (pre-tax $174 million impairment reversal less $52 million deferred tax expense).

For the year ended December 31, 2020, the Company wrote off $11 million of non-core exploration stage properties in Mali, Burkina Faso, Botswana and Ghana following decisions not to proceed further with these exploration stage mineral property interests.

Community relations expense for the year ended December 31, 2021 was $3 million, which was $3 million lower than 2020, when two significant donations were made including $2 million for the Rhino Gold Bar initiative and a $1 million commitment to the Mali School of Mines.

For the year ended December 31, 2021, the Company's estimate of its share of Calibre's net income was approximately $18 million compared to $22 million in 2020. Calibre will report its annual 2021 financial results on February 23, 2022. The Company will update any differences in the first quarter of 2022.

The Company reported $6 million in foreign exchange losses for the year ended December 31, 2021 compared to a foreign exchange losses of $15 million in 2020. The foreign exchange losses for 2021 resulted from the strengthening of local currency in Mali and Namibia versus the US dollar.

Other operating expenses for the year ended December 31, 2021 were $6 million, mainly consisting of $2 million for the write-off of Fekola solar panels damaged by a fire in the storage yard during the first quarter of 2021 and $2 million for exploration evaluation costs.

The Company reported $12 million in interest and financing expense for the year ended December 31, 2021 compared to $16 million in 2020. The lower interest and financing expense resulted from lower debt levels in 2021 compared to 2020.
For the year ended December 31, 2021, the Company recorded derivative gains of $24 million compared to derivative losses of $6 million in 2020. The gains were driven by fuel forward contracts partially offset by losses from the interest rate swap derivative instruments and consisted of net unrealized gains of $13 million (2020 - net unrealized gains of $5 million) and realized gains of $11 million (2020 - realized losses of $11 million).
Current income tax, withholding and other taxes
For the year ended December 31, 2021, the Company recorded a net current income and other tax expense of $271 million compared to $310 million in 2020 consisting of current income tax of $209 million (2020 - $247 million), the 10% priority dividend to the State of Mali of $39 million (2020 - $49 million) and withholding tax (on dividends from subsidiaries/intercompany interest/management fees) of $23 million (2020 - $14 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the 2020, current tax expense for 2021 was lower mainly as a result of lower taxable income and a reduction in the corporate tax rate for the Masbate Mine in 2021 compared to 2020. On March 26, 2021, RA No. 11534, otherwise known as the CREATE bill, was signed into law which reduced the corporate income tax rate to 25% beginning July 1, 2020 for domestic corporations and resident foreign corporations while January 1, 2021 for non-resident foreign corporations. Under the CREATE bill, the change in rate in the Philippines was applied retrospectively to July 1, 2020, which resulted in a reduction of current income tax expense of $3 million relating to 2020 which was recorded in 2021. Withholding tax for 2021 increased by $9 million compared to 2020 due to the increased repatriation of funds in 2021 from Mali and Namibia through intercompany dividends which attract withholding taxes. For the year ended December 31, 2021, the Company recorded a deferred income tax recovery of $5 million compared to a deferred income tax expense of $52 million in 2020. The decrease in deferred income tax expense for 2021 compared to 2020 is mainly attributable to the reversal of the impairment with respect to the Masbate Mine which resulted in a deferred income tax expense of $52 million in 2020. In addition, increased deferred tax expense from weakening of foreign currencies was partially offset by a deferred tax recovery from the reduction in the corporate tax rate for the Masbate Mine in the 2021.

Current income tax payments for the year ended December 31, 2021 totalled approximately $340 million (including $18 million which was settled by value-added tax offsets) and included approximately $140 million related to 2020 outstanding tax liability obligations (comprised mainly of Fekola outstanding 2020 tax liabilities of $75 million and Fekola 2020 priority dividend obligations of $46 million). Current income tax payments for the year ended December 31, 2021 were approximately $40 million lower than the original budgeted guidance of $380 million mainly as the result of $10 million lower than budgeted tax obligations at Otjikoto and a rollover amount of $20 million for Fekola tax installments which were budgeted for the fourth quarter of 2021 but which will now be paid by the second quarter of 2022.

In 2022, the Company is required to pay Fekola tax installments based on a percentage of 2021's total income tax obligations. Any difference between the actual cash installments paid during the year and the final tax amount owing for 2021 must be settled in the April of the subsequent year, based on Malian tax regulations. In addition, amounts owing for the Fekola 2021 priority dividend (which will be recorded in the income tax line for accounting purposes in the 2021 Consolidated Statement of Operations) must be settled in cash in the second quarter of 2022.

Based on current assumptions, including an average gold price of $1,800 per ounce for 2022, the Company is forecasting to make total cash income tax payments in 2022 of approximately $290 million, including $71 million related to the outstanding 2021 current income tax and priority dividend obligations which are included in current income and other taxes payable at December 31, 2021.

For the year ended December 31, 2021, the Company generated net income of $461 million compared to $672 million in 2020, and the Company generated net income attributable to the shareholders of the Company of $420 million ($0.40 per share) compared to $628 million ($0.60 per share) in 2020. Adjusted net income attributable to the shareholders of the Company (refer to “Non-IFRS Measures”) for the year ended December 31, 2021 was $384 million ($0.36 per share) compared to $515 million ($0.49 per share) in 2020. Adjusted net income for the year ended December 31, 2021 excluded net gain on the disposal of Burkina Faso assets of $22 million, impairment of long-lived assets of $6 million, unrealized gains on derivative instruments of $13 million and deferred income tax recovery of $9 million.

Cash flow provided by operating activities was $724 million for the year ended December 31, 2021 compared to $951 million for 2020, a decrease of $227 million. The decrease reflects lower revenues of $27 million, higher production costs of $86 million and higher non-cash working capital outflows for the year ended December 31, 2021, most significantly for current income and other taxes payables as well as value-added tax receivables. Current income tax payments for the year ended December 31, 2021 totalled approximately $340 million (including $18 million which was settled by value-added tax offsets) and included approximately $140 million related to 2020 outstanding tax liability obligations (comprised mainly of Fekola outstanding 2020 tax liabilities of $75 million and Fekola 2020 priority dividend obligations of $46 million). Current income tax payments for the year ended December 31, 2021 were approximately $40 million lower than the original budgeted guidance of $380 million mainly as the result of $10 million lower than budgeted tax obligations at Otjikoto and a rollover amount of $20 million for Fekola tax installments which were budgeted for the fourth quarter of 2021 but which will now be paid by the second quarter of 2022.

B2Gold continues to maintain a strong financial position and liquidity. At December 31, 2021, the Company had cash and cash equivalents of $673 million compared to cash and cash equivalents of $480 million at December 31, 2020. Working capital at December 31, 2021 was $802 million compared to $465 million at December 31, 2020. At December 31, 2021, the full amount of the Company's $600 million RCF was undrawn and available.

Fourth quarter 2021 and 2020

Revenue

For the fourth quarter of 2021, consolidated gold revenue was $526 million on sales of 292,350 ounces at an average realized gold price of $1,800 per ounce, compared to $480 million on sales of 256,655 ounces at an average realized gold price of $1,868 per ounce in the fourth quarter of 2020. The increase in gold revenue of 10% ($46 million) was due to a 14% increase in gold ounces sold (mainly due to the higher gold production), partially offset by a 4% decrease in the average realized gold price.

In the fourth quarter of 2021, the Fekola Mine accounted for $312 million (fourth quarter of 2020 - $279 million) of gold revenue from the sale of 173,700 ounces (fourth quarter of 2020 - 149,000 ounces), the Masbate Mine accounted for $73 million (fourth quarter of 2020 - $129 million) of gold revenue from the sale of 40,650 ounces (fourth quarter of 2020 - 69,380 ounces), the Otjikoto Mine accounted for $141 million (fourth quarter of 2020 - $71 million) of gold revenue from the sale of 78,000 ounces (fourth quarter of 2020 - 38,275 ounces).

Production and operating costs
In the fourth quarter of 2021, B2Gold’s consolidated gold production was 288,849 ounces which was in-line with budget and 13% higher than the fourth quarter of 2020 resulting from higher gold production from the Fekola and Otjikoto mines, partially offset by lower gold production from the Masbate Mine. The Company’s total gold production for the fourth quarter of 2021 was 304,897 ounces (including 16,048 ounces of attributable production from Calibre).
In the fourth quarter of 2021, consolidated cash operating costs (refer to "Non-IFRS Measures") were $460 per gold ounce produced ($406 per gold ounce sold), $82 (22%) more per gold ounce produced than budget and in-line with the fourth quarter of 2020. Including estimated attributable results for Calibre, cash operating costs for the fourth quarter of 2021 were $484 per gold ounce produced ($433 per gold ounce sold), $79 (20%) more per gold ounce produced than budget and in-line with the fourth quarter of 2020. Consolidated cash operating costs for the fourth quarter of 2021 were higher than budget resulting from inflationary pressures including higher fuel, reagent and consumable costs and stronger local currencies.
Consolidated all-in sustaining costs (refer to "Non-IFRS Measures") for the fourth quarter of 2021 were $844 per gold ounce sold compared to a budget of $763 per gold ounce sold and $917 per gold ounce sold for the fourth quarter of 2020. Including estimated attributable results for Calibre, all-in sustaining costs for the fourth quarter of 2021 were $860 per gold ounce sold compared to a budget of $778 per gold ounce sold and $926 per gold ounce sold for the fourth quarter of 2020. The higher than budgeted all-in sustaining costs for the fourth quarter of 2021 reflect the higher than budgeted cash operating costs per gold ounce sold noted above and higher than budgeted sustaining capital expenditures partially offset by higher than budgeted gold ounces sold and higher than budgeted gains on settled fuel derivatives. Higher than budgeted sustaining capital expenditures in the fourth quarter of 2021 reflect expenditures which were delayed from earlier quarters of 2021.

Depreciation and depletion

Depreciation and depletion expense included in total cost of sales was $123 million in the fourth quarter of 2021 compared to $78 million in the fourth quarter of 2020. The 58% increase in depreciation expense was primarily due to a 14% increase in the gold ounces sold and a 38% increase in the depreciation charge per ounce of gold sold. The increase in the depreciation charge per gold ounce sold was a result of the reduction of the depreciable recoverable ounces for the mines and an increase in costs to be depreciated for the Fekola Mine. The Fekola Mine's depreciable cost base increased due to the Fekola mill expansion and solar plant. In addition, $9 million in additional depreciation was recorded by the Otjikoto Mine in the fourth quarter of 2021 to reflect a decrease in expected recoverable ounces for its prestripping asset.
Royalties and production taxes
Royalties and production taxes included in total cost sales were $37 million for the fourth quarter of 2021 compared to $31 million in the fourth quarter of 2020. The 19% increase in royalties and production taxes resulted mainly from a 14% increase in gold ounces sold and a higher proportion of sales from the Fekola Mine in the fourth quarter of 2021 compared to the fourth quarter of 2020, which has a higher royalty rate, partially offset by a 4% decrease in the average realized gold price in the fourth quarter of 2021.
Other
G&A for the fourth quarter of 2021 of $19 million was comparable to the fourth quarter of 2020.
Share-based payment expense for the fourth quarter of 2021 was $7 million compared to $2 million for the fourth quarter of 2020 reflecting additional stock-based compensation grants in 2021.
For the fourth quarter of 2021, the Company reported a net gain on the disposal of its Burkina Faso assets of $22 million.
At December 31, 2021, the Company reclassified its Ondundu Project to assets held for sale. In conjunction with this, the Company assessed its carrying value and recorded an impairment charge of $6 million in the fourth quarter of 2021.

For the fourth quarter of 2021, the Company's estimate of its share of Calibre's net income was approximately $4 million compared to $9 million in the fourth quarter of 2020. Calibre will report its annual 2021 financial results on February 23, 2022. The Company will update any differences in the first quarter of 2022.

The Company reported $2 million in foreign exchange losses for the fourth quarter of 2021 compared to foreign exchange losses of $7 million in the fourth quarter of 2020. The foreign exchange losses for the fourth quarter of 2020 resulted from the strengthening of local currency in Mali and Namibia versus the US dollar including the impact of foreign currency denominated working capital balances.

For the fourth quarter of 2021, the Company recorded a net current income and other tax expense of $96 million compared to $80 million in the fourth quarter of 2020, consisting of current income tax of $80 million (fourth quarter of 2020 - $58 million), the 10% priority dividend to the State of Mali of $14 million (fourth quarter of 2020 - $11 million) and withholding tax (on dividends from subsidiaries/intercompany interest/management fees) of $2 million (fourth quarter of 2020 - $11 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the fourth quarter of 2020, current tax expense in the fourth quarter of 2021 was higher mainly as a result of mines with higher tax rates having higher taxable income and mines with lower tax rates having lower taxable income. Withholding tax for the fourth quarter of 2021 decreased by $9 million compared to the fourth quarter of 2020 due to the declaration of intercompany dividends in the fourth quarter of 2020. For the fourth quarter of 2021, the Company recorded a deferred income tax recovery of $14 million compared to a deferred income tax recovery of $14 million in the fourth quarter of 2020. The deferred income tax recovery in the fourth quarter of 2020 was mostly due to strengthening of the local currencies in Mali and Namibia while in the fourth quarter 2021 there was a weakening of local currencies in Mali and Namibia which was more than offset by extra deferred tax recovery from increased temporary difference reversals and a $13 million reversal of deferred taxes payable in respect of future withholding tax.

Net income for the fourth quarter of 2021 was $153 million compared to $174 million for the fourth quarter of 2020 and the Company generated net income attributable to the shareholders of the Company of $137 million ($0.13 per share) for the fourth quarter of 2021 compared to $168 million ($0.16 per share) in the fourth quarter of 2020. Adjusted net income attributable to shareholders of the Company (refer to “Non-IFRS Measures”) for the fourth quarter of 2021 was $113 million ($0.11 per share) compared to $147 million ($0.14 per share) in the fourth quarter of 2020. Adjusted net income in the fourth quarter of 2021 excluded net gain on the disposal of Burkina Faso assets of $22 million, impairment of long-lived assets of $6 million, unrealized gains on derivative instruments of $4 million and deferred income tax recovery of $14 million.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Mine - Mali

	Three months ended		Year ended
	December 31		December 31
	2021	2020	2021	2020

Gold revenue ($ in thousands)	312,123	278,735	1,024,425	1,113,288
Gold sold (ounces)	173,700	149,000	570,450	626,300
Average realized gold price ($/ounce)	1,797	1,871	1,796	1,778
Tonnes of ore milled	2,412,690	2,006,282	9,143,022	6,872,829
Grade (grams/tonne)	2.24	2.61	2.05	2.99
Recovery (%)	94.2	94.3	94.2	94.3
Gold production (ounces)	163,539	158,548	567,795	622,518
Cash operating costs(1) ($/gold ounce sold)	314	385	439	320
Cash operating costs(1) ($/gold ounce produced)	379	397	449	320
Total cash costs(1) ($/gold ounce sold)	464	525	586	460
All-in sustaining costs(1) ($/gold ounce sold)	749	736	765	599
Capital expenditures ($ in thousands)	56,559	28,378	110,637	184,037
Exploration ($ in thousands)	3,691	5,564	13,014	14,718
(1)Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali, in which the Company holds an 80% interest, achieved another strong year in 2021, producing 567,795 ounces of gold, near the upper end of its revised guidance range (of between 560,000 and 570,000 ounces) and exceeding the upper end of its original guidance range (of between 530,000 and 560,000 ounces), due to significantly higher than budgeted mill throughput, partially offset by lower processed grade, as Fekola’s low-grade stockpiles were used to supplement the additional unbudgeted mill feed required as a result of the significantly higher than budgeted processed tonnes. As expected, compared to the previous year of 2020, gold production was lower by 9% (54,723 ounces) as a result of higher planned prestripping and lower mined ore grades in the first half of 2021, as Phases 5 and 6 of the Fekola Pit were developed. For the year ended December 31, 2021, mill feed grade was 2.05 g/t compared to budget of 2.32 g/t and 2.99 g/t in 2020; mill throughput was 9.14 million tonnes compared to budget of 7.75 million tonnes and 6.87 million tonnes in 2020; and gold recovery averaged 94.2% compared to budget of 94.0% and 94.3% in 2020. Throughout 2021, Fekola’s processing facilities continued to significantly outperform (following the successful completion of the Fekola mill expansion in September 2020) resulting in record annual throughput of 9.14 million tonnes for 2021, 18% above budget and 33% higher than 2020, and record quarterly throughput of 2.41 million tonnes in the fourth quarter of 2021, 23% above budget and 20% higher than the fourth quarter of 2020. The higher than budgeted mill throughput for 2021 was due to favourable ore fragmentation and hardness, as well as optimization of the grinding circuit. Based on the positive results noted throughout 2021, Fekola's annualized throughput rate is now expected to average approximately 9.0 million tonnes per annum (“Mtpa”) (over the long-term), based on an ore blend including fresh rock and weathered material (saprolite). In the fourth quarter of 2021, the Fekola Mine produced 163,539 ounces of gold, 2% above budget (3,539 ounces), and 3% (4,991 ounces) higher compared to the fourth quarter of 2020, mainly due to the higher mill throughput. For the fourth quarter of 2021, mill feed grade was 2.24 g/t compared to budget of 2.71 g/t and 2.61 g/t in the fourth quarter of 2020; mill throughput was 2.41 million tonnes compared to budget of 1.96 million tonnes and 2.01 million tonnes in the fourth quarter of 2020; and gold recovery averaged 94.2% compared to budget of 94.0% and 94.3% in the fourth quarter of 2020.

For the year ended December 31, 2021, the Fekola Mine's cash operating costs (refer to “Non-IFRS Measures”) of $449 per ounce produced ($439 per gold ounce sold) were at the upper end of the guidance range of $405 to $445 per ounce. For the year ended December 31, 2021, higher than budgeted costs arising from inflation related fuel and consumable cost increases, less capitalized waste stripping than budget and higher site general and camp costs related to COVID-19 mitigation measures were partially offset by higher than budgeted production discussed above. For the year ended December 31, 2021, cash operating costs were $129 (40%) per ounce produced higher than in 2020 primarily due to lower production (54,723 ounces or 9% less than 2020) combined with higher fuel and consumable costs, import duties and ongoing COVID-19 related labour costs in Mali. Fekola’s cash operating costs for the fourth quarter of 2021 were $379 per gold ounce produced ($314 per gold ounce sold), compared to a budget of $319 per gold ounce produced and $397 per gold ounce produced for the fourth quarter of 2020. Fekola's cash operating costs in the fourth quarter of 2021 were above budget as a result of the inflation related cost increases discussed above and the processing of unbudgeted low grade stock pile material to supplement the higher than budgeted mill throughput in the quarter.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the Fekola Mine for the year ended December 31, 2021 were $765 per gold ounce sold, within its guidance range of between $745 and $785 per ounce. For the year ended December 31, 2020, all-in sustaining costs were $599 per gold ounce sold. All-in sustaining costs for the fourth quarter of 2021 were $749 per gold ounce sold compared to a budget of $696 per gold ounce sold and $736 per gold ounce sold in the fourth quarter of 2020. As expected, all-in sustaining costs for the fourth quarter of 2021 were impacted by the catch up of budgeted sustaining capital expenditures from earlier quarters of 2021 at Fekola, which was delayed from earlier quarters of 2021 and higher royalties resulting from a higher average gold price realized than budgeted for the fourth quarter of 2021.

Capital expenditures for the year ended December 31, 2021 totalled $111 million, primarily consisting of $50 million for prestripping, $13 million for the development of the Cardinal Zone including mobile equipment purchases, $10 million for mining fleet expansion, $9 million for the solar plant, $7 million for mobile equipment rebuilds and $6 million for tailings storage facility expansion and equipment. Capital expenditures in the fourth quarter of 2021 totalled $57 million and consisted of $29 million for prestripping, $9 million for the development of Cardinal including mobile equipment purchases, $7 million for the mining fleet expansion, $4 million for mobile equipment rebuilds and $3 million for tailings storage facility expansion and equipment. Due to the high processing throughput rates achieved with a blend of fresh rock and saprolite ore, expansion of Fekola’s existing tailings storage facility was required one year ahead of schedule and commenced in the third quarter of 2021. Design and planning for a new tailings storage facility is also underway, with construction commencing as early as the first quarter of 2022.

With the Fekola solar plant now 100% online (following the successful completion of the solar plant construction early in the second quarter of 2021), the Company expects to reduce Fekola’s Heavy Fuel Oil (“HFO”) consumption by over 13 million litres per year and lower carbon dioxide emissions by an estimated 39,000 tonnes per year. Fekola’s solar power production to date indicates that the plant has the capacity to exceed initial power production estimates.

After review of an Environmental and Social Impact Assessment by the Malian authorities, the existing Medinandi (Fekola) permit has been updated to include the Cardinal Zone, located within 500 metres of the current Fekola resource pit. On February 2, 2022, the Company announced an updated Mineral Resource estimate for the Cardinal Zone which, as at December 31, 2021, includes an initial Indicated Mineral Resource estimate of 8,000,000 tonnes at 1.67 g/t gold for 430,000 ounces of gold, and an updated Inferred Mineral Resource estimate of 19,000,000 tonnes at 1.21 g/t gold for 740,000 ounces of gold, constrained within a conceptual pit run at US$1,800 per ounce gold.

Initial mining operations at Cardinal have commenced and will continue to ramp up in 2022. To December 31, 2021, 164,340 tonnes at an average grade of 1.66 g/t have been mined at the Cardinal Zone. For 2022, oxide mineralization within the Cardinal Zone will be a low-cost source of mill feed to the Fekola Mine, with approximately 50,000 ounces budgeted to be produced from the Cardinal Zone (included in the Fekola Mine's 2022 annual production guidance). Based on current engineering studies, the Cardinal Zone has the potential to add an average of approximately 60,000 ounces per year to Fekola's annual gold production over the next 6 to 8 years. Exploration drilling at Cardinal is ongoing and recent drill results have returned good gold grades over significant widths below the current resource which remains open at depth and along strike.

The low-cost Fekola Mine in Mali is expected to produce between 570,000 and 600,000 ounces of gold in 2022 at cash operating costs of between $510 and $550 per ounce and all-in sustaining costs of between $840 and $880 per ounce. Fekola’s gold production is budgeted to be higher in 2022 (compared to 567,795 ounces produced in 2021) due to the optimization of the mining sequence to provide earlier access to high-grade ore from Phase 6 of the Fekola Pit as well as the ramping up of mining operations at the Cardinal zone (fully permitted and located within 500 metres of the current Fekola resource pit) primarily in the second half of 2022. As noted above, approximately 50,000 ounces is budgeted to be produced from the Cardinal zone in 2022 (and has been included in Fekola’s 2022 annual production guidance). The potential to truck material from the nearby Anaconda Area (comprised of the Menankoto Permit and the Bantako North Permit) is currently being developed and is not included in Fekola’s 2022 production guidance or the current Fekola life of mine plan. Preliminary planning by the Company has demonstrated that a pit situated on the Anaconda Area could provide saprolite material to be trucked to and fed into the Fekola mill commencing as early as late 2022, increasing the ore processed and annual gold production from the Fekola mill, subject to obtaining all necessary permits and completion of a final mine plan, with the potential to add an average of approximately 80,000 to 100,000 ounces per year to Fekola’s annual gold production. In 2022, a total of $33 million has been budgeted to facilitate Phase 1 saprolite mining at the Anaconda Area. An updated Mineral Resource estimate based on the results from the extensive 2020 and 2021 infill and exploration drill program at the Anaconda Area is expected in the first quarter of 2022 and will include an initial Mineral Resource estimate for the sulphide materials below the existing saprolite resource. The Company plans on commencing a Phase II study for the Anaconda Area when the updated Mineral Resource estimate on the sulphide material becomes available and based on 2022 exploration drilling results to review the project economics of trucking sulphide material to the Fekola mill as compared to constructing another stand-alone mill near Anaconda.

For 2022, the Fekola Mine is budgeted to process a total of 9.00 million tonnes of ore at an average grade of 2.15 g/t with process gold recovery of 94.7%. With Phase 5 of the Fekola Pit completed in December 2021, ore in 2022 is scheduled to be sourced from Phase 6 of the Fekola Pit and the Cardinal zone together with existing stockpiles. As a result of the planned prestripping and lower mined ore grades in the first half of 2022, as Phase 6 of the Fekola Pit continues to be developed and Cardinal is fully integrated, production is expected to be significantly weighted to the second half of 2022 when mining reaches the higher grade portion of Phase 6 of the Fekola Pit and Cardinal operations are at full capacity. For the first half of 2022, Fekola’s gold production is expected to be between 220,000 and 230,000 ounces, which is expected to increase significantly to between 350,000 and 370,000 ounces during the second half of 2022. Based mainly on the weighting of production and timing of prestripping, Fekola’s cash operating costs are expected to be between $720 and $760 per ounce in the first half of 2022, before significantly improving to between $380 and $420 per ounce during the second half of 2022. In addition, Fekola’s all-in sustaining costs are expected to be between $1,140 and $1,180 per ounce in the first half of 2022, before significantly improving to between $660 and $700 per ounce during the second half of 2022.

Approximately 50% of the budgeted increase in Fekola’s all-in sustaining costs for 2022 (compared to 2021 guidance of between $745 and $785 per ounce) is driven by inflation and reflects higher budgeted prices for fuel, equipment components and other key consumables and higher labour costs. The remainder of the cost increase relates to operational factors including the continued ramp up of operations at Cardinal, fleet rebuilds and maintenance and accelerated sustaining capital expenditures (including $10 million budgeted for a tailings storage facility raise).

Sustaining capital costs in 2022 at the Fekola Mine are budgeted to total $98 million, including $43 million for prestripping (primarily for the continued development of Phase 6 of the Fekola Pit), $20 million for mobile equipment rebuilds, $10 million for construction of a tailings storage facility raise, $6 million for power plant engine rebuilds, and $5 million for process plant equipment replacements. Non-sustaining capital costs are budgeted to total $19 million which includes $11 million in equipment purchases for the Cardinal project, and $6 million in future tailings storage facility site study and construction costs.

Masbate Mine – Philippines

	Three months ended		Year ended
	December 31		December 31
	2021	2020	2021	2020

Gold revenue ($ in thousands)	73,252	129,325	398,879	368,473
Gold sold (ounces)	40,650	69,380	222,291	206,680
Average realized gold price ($/ounce)	1,802	1,864	1,794	1,783
Tonnes of ore milled	1,948,003	1,929,286	7,600,094	7,760,372
Grade (grams/tonne)	0.95	1.11	1.11	1.00
Recovery (%)	78.5	84.0	81.6	82.3
Gold production (ounces)	46,629	57,566	222,227	204,699
Cash operating costs(1) ($/gold ounce sold)	939	546	660	638
Cash operating costs(1) ($/gold ounce produced)	952	585	682	629
Total cash costs(1) ($/gold ounce sold)	1,070	647	766	740
All-in sustaining costs(1) ($/gold ounce sold)	1,331	930	914	985
Capital expenditures ($ in thousands)	10,378	14,619	30,743	34,041
Exploration ($ in thousands)	1,142	2,421	5,013	8,266

(1)Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines had a record year in 2021, producing an annual record of 222,227 ounces of gold, near the upper end of its revised guidance range (of between 215,000 and 225,000 ounces) and exceeding the upper end of its original guidance range (of between 200,000 and 210,000 ounces), due to higher than budgeted mill recoveries (11% above budget), partially offset by lower than budgeted mill throughput (5% below budget). In addition, Masbate’s 2021 annual gold production was 9% (17,528 ounces) higher compared to 2020, mainly due to higher mined ore grades as a result of mining through higher-grade zones of the Main Vein and Montana pits in 2021. For the year ended December 31, 2021, mill feed grade was 1.11 g/t compared to budget of 1.10 g/t and 1.00 g/t in 2020; mill throughput was 7.60 million tonnes compared to budget of 8.00 million tonnes and 7.76 million tonnes in 2020; and gold recovery averaged 81.6% compared to budget of 73.4% and 82.3% in 2020. Average gold recoveries were above budget in 2021 due to higher metallurgical recoveries than modelled and to mining a higher proportion of oxide ore than budgeted. Masbate’s mill throughput was below budget in 2021 due to unplanned maintenance and repairs occurring mostly in the third quarter of 2021 when the Company took the opportunity to accelerate mill maintenance activities due to the positive variances on mill feed grade and recoveries which benefited Masbate’s gold production in that quarter. In the fourth quarter of 2021, the Masbate Mine produced 46,629 ounces of gold (Q4 2020 – 57,566 ounces), below budget by 10% (4,918 ounces), reflecting the fact that a portion of its budgeted fourth quarter production had been rescheduled and mined in the third quarter of 2021, as previously disclosed. For the fourth quarter of 2021, mill feed grade was 0.95 g/t compared to budget of 1.13 g/t and 1.11 g/t in the fourth quarter of 2020; mill throughput was 1.95 million tonnes compared to budget of 1.98 million tonnes and 1.93 million tonnes in the fourth quarter of 2020; and gold recovery averaged 78.5% compared to budget of 71.9% and 84.0% in the fourth quarter of 2020.

The Masbate Mine’s cash operating costs (refer to “Non-IFRS Measures”) of $682 per ounce produced for the year ended December 31, 2021 ($660 per gold ounce sold) were within the guidance range of between $650 to $690 per ounce. Cash operating costs per gold ounce produced for the year ended December 31, 2021 were on budget resulting from higher than budgeted gold production, as discussed above, partially offset by inflation driven higher than budgeted mining and processing costs. Mining and processing costs for the year ended December 31, 2021 were higher than budget due to inflation driven higher diesel and HFO prices. Cash operating costs per ounce produced for the year ended December 31, 2021 were 8% higher than the year ended December 31, 2020 mainly as of a result of higher diesel and HFO prices partially offset by higher production in the year ended December 31, 2021. Masbate's cash operating costs for the fourth quarter of 2021 were $952 per gold ounce produced ($939 per gold ounce sold) which was $302 per ounce produced higher than budget and $367 per ounce produced higher than the fourth quarter of 2020. The higher cash operating costs per gold ounce produced in the fourth quarter of 2021 compared to budget and the fourth quarter of 2020 arose from the lower planned gold production in the fourth quarter of 2021 as well as inflation driven higher than budgeted fuel prices as previously noted.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the Masbate Mine were $914 per gold ounce sold for the year ended December 31, 2021, below the lower end of its guidance range of between $955 and $995 per ounce. For the year ended December 31, 2020, all-in sustaining costs were $985 per gold ounce sold. All-in sustaining costs for the year ended December 31, 2021 were below the lower end of Masbate's guidance range as a result of higher than budgeted gold ounces sold and higher than budgeted realized gains on fuel derivatives, partially offset by the higher cash operating costs discussed above. All-in sustaining costs for the fourth quarter of 2021 were $1,331 per gold ounce sold compared to a budget of $966 per gold ounce sold and $930 per gold ounce sold in the fourth quarter of 2020. As expected, all-in sustaining costs for the fourth quarter of 2021 were higher than budget as a result of the planned lower production during fourth quarter of 2021 as discussed above, higher than budgeted operating costs resulting from inflation driven higher than budgeted diesel and HFO prices and the expected catch up of budgeted sustaining capital, which was delayed from earlier quarters of 2021, partially offset by higher than budgeted realized gains on fuel derivatives.

Capital expenditures totalled $31 million in 2021, including mobile equipment rebuilds and purchases of $8 million, processing equipment replacement costs of $8 million, tailings storage facility related projects of $8 million and prestripping costs of $3 million. Capital expenditures for the fourth quarter of 2021 totalled $10 million consisting primarily of $5 million of processing equipment replacement costs, tailings storage facility related projects of $2 million and $3 million of mobile equipment rebuilds.

The Masbate Mine in the Philippines is expected to produce between 205,000 and 215,000 ounces of gold in 2022 at cash operating costs of between $740 and $780 per ounce and all-in sustaining costs of between $1,070 and $1,110 per ounce. For 2022, Masbate is budgeted to process a total of 7.68 million tonnes of ore at an average grade of 1.09 g/t with process gold recovery of 77.5%. Mill feed is budgeted to consist primarily of fresh ore (98.5%), sourced from the Main Vein Pit (Stages 4, 6, and 7) and the Montana Pit (which is expected to be completed in the first half of 2022). Masbate’s gold production is scheduled to be relatively consistent throughout 2022. Approximately 60% of the budgeted increase in Masbate’s all-in sustaining costs for 2022 (compared to 2021 guidance of between $955 and $995 per ounce) is driven by inflation, including higher budgeted fuel and consumable costs. The remainder of the increase is driven mainly by higher sustaining capital expenditures including fleet rebuilds and the planned addition of a powerhouse plant generator budgeted for approximately $10 million.

Sustaining capital costs in 2022 at the Masbate Mine are budgeted to total $39 million, including $13 million for process and power plant equipment, $7 million for scheduled mine equipment rebuilds, $7 million for mine equipment replacements, $5 million for tailings storage facility related costs, and $1 million for capitalized prestripping. Non-sustaining capital costs are budgeted to total $13 million which consist mostly of land purchase related costs.

Otjikoto Mine - Namibia

	Three months ended		Year ended
	December 31		December 31
	2021	2020	2021	2020

Gold revenue ($ in thousands)	140,738	71,465	338,960	307,167
Gold sold (ounces)	78,000	38,275	188,660	173,475
Average realized gold price ($/ounce)	1,804	1,867	1,797	1,771
Tonnes of ore milled	885,232	898,503	3,541,599	3,505,569
Grade (grams/tonne)	2.79	1.41	1.76	1.52
Recovery (%)	99.1	98.4	98.6	98.4
Gold production (ounces)	78,681	40,205	197,573	168,041
Cash operating costs(1) ($/gold ounce sold)	334	501	511	437
Cash operating costs(1) ($/gold ounce produced)	338	520	493	453
Total cash costs(1) ($/gold ounce sold)	407	576	583	508
All-in sustaining costs(1) ($/gold ounce sold)	583	1,200	908	920
Capital expenditures ($ in thousands)	21,599	25,119	80,936	66,815
Exploration ($ in thousands)	1,578	1,462	4,424	3,183
(1)Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, had a strong second half in 2021 and finish to the year, resulting in new quarterly and annual gold production records. For the year ended December 31, 2021, the Otjikoto Mine produced an annual record of 197,573 ounces of gold, near the upper end of its guidance range (of between 190,000 and 200,000 ounces), and 18% (29,532 ounces) higher compared to 2020. For the year ended December 31, 2021, mill feed grade was 1.76 g/t compared to budget of 1.77 g/t and 1.52 g/t in 2020; mill throughput was 3.54 million tonnes compared to budget of 3.40 million tonnes and 3.51 million tonnes in 2020; and gold recovery averaged 98.6% compared to budget of 98.1% and 98.4% in 2020. In the fourth quarter of 2021, the Otjikoto Mine produced a quarterly record of 78,681 ounces of gold, in-line with budget, and significantly higher by 96% (38,476 ounces) over the fourth quarter of 2020. For the fourth quarter of 2021, mill feed grade was 2.79 g/t compared to budget of 2.87 g/t and 1.41 g/t in the fourth quarter of 2020; mill throughput was 0.89 million tonnes compared to budget of 0.86 million tonnes and 0.90 million tonnes in the fourth quarter of 2020; and gold recovery averaged 99.1% compared to budget of 98.4% and 98.4% in the fourth quarter of 2020. As planned, with the completion of the prestripping campaigns at the Wolfshag and Otjikoto pits in the first half of 2021, Otjikoto’s gold production increased significantly in the second half of 2021, as mining reached the higher-grade zone at the base of the Wolfshag Pit beginning in the third quarter of 2021.

The Otjikoto Mine's cash operating costs (refer to “Non-IFRS Measures”) for the year ended December 31, 2021 were $493 per gold ounce produced ($511 per gold ounce sold), within its guidance range of between $480 to $520 per ounce. Cash operating costs per ounce for the year ended December 31, 2021 were in-line with budget as a result of the higher than budgeted production discussed above and slightly above budget operating costs. Operating costs were impacted by inflation driven higher fuel prices and a stronger Namibian dollar but were offset by higher than budgeted capitalized prestripping resulting in overall cost per ounce which was in-line with budget. For the year ended December 31, 2021, cash operating costs were 9% higher than 2020 cash operating costs of $453 per gold ounce produced due to higher fuel prices and a stronger Namibian dollar. For the fourth quarter of 2021, the Otjikoto Mine's cash operating costs were $338 per gold ounce produced ($334 per ounce gold sold), $19 higher than budget and $182 per ounce produced lower than the fourth quarter of 2020. Fourth quarter of 2021 cash operating costs per gold ounce produced were higher than budgeted due to the higher than budgeted fuel prices and a stronger Namibian dollar and were lower than the fourth quarter of 2020 cash operating costs per gold ounce produced due to higher gold production in the fourth quarter of 2021 as discussed above.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the Otjikoto Mine for the year ended December 31, 2021 were $908 per gold ounce sold, which was above the high end of its guidance range of between $830 and $870 per ounce and were lower than $920 per gold ounce sold in 2020. All-in sustaining costs for the year ended December 31, 2021 were higher than guidance as a result of higher than budgeted sustaining capital expenditures which were $8 million higher than budgeted, mainly due to higher than budgeted prestripping ($5 million) and mobile equipment rebuilds ($3 million) partially offset by higher than budgeted gold ounces sold and higher than budgeted realized fuel derivative gains. All-in sustaining costs for the fourth quarter of 2021 were $583 per gold ounce sold comparable to the budget of $563 per gold ounce sold and lower than $1,200 per gold ounce sold in the fourth quarter of 2020.

Capital expenditures totalled $81 million in 2021, primarily consisting of $41 million for prestripping for the Otjikoto Pit Phase 4 and Wolfshag Pit Phase 3, $21 million for Wolfshag underground development, $11 million in mobile equipment rebuilds and purchases and $7 million for the national power grid connection line. Capital expenditures for the fourth quarter of 2021 totalled $22 million primarily consisting of $8 million for prestripping for the Otjikoto Pit Phase 4, $7 million for Wolfshag underground development, $4 million for the national power grid connection line and $3 million in mobile equipment rebuilds and purchases.

Development of the Wolfshag underground mine continues to progress with ore production expected to begin in the first half of 2022. The initial underground Mineral Reserve estimate for the down-plunge extension of the Wolfshag deposit includes 210,000 ounces of gold in 1.2 million tonnes of ore at 5.57 g/t gold.

The Otjikoto Mine in Namibia is expected to produce between 175,000 and 185,000 ounces of gold in 2022 at cash operating costs of between $740 and $780 per ounce and all-in sustaining costs of between $1,120 and $1,160 per ounce. Otjikoto’s gold production is budgeted to be lower in 2022 (compared to Otjikoto’s record annual gold production of 197,573 ounces in 2021) as lower grade ore is anticipated to be processed in 2022 following the planned completion of mining at the higher grade Wolfshag Pit Phase 3 in the first quarter of 2022. Approximately 30% of the budgeted increase in Otjikoto’s all-in sustaining costs for 2022 (compared to 2021 guidance of between $830 and $870 per ounce) is driven by inflation and reflects higher budgeted prices for fuel, labour and other key consumables while a stronger Namibian dollar accounts for approximately 10% of the cost increases. The remainder of the all-in sustaining cost increases were driven by operational related issues including higher mining costs as underground mining at Wolfshag ramps up and mining out of the higher grade Wolfshag Pit Phase 3 in the first quarter of 2022.

For 2022, Otjikoto is budgeted to process a total of 3.40 million tonnes of ore at an average grade of 1.68 g/t with process gold recovery of 98.0%. In the first half of 2022, processed ore is expected to be sourced from Phase 3 of the Wolfshag Pit (scheduled to be completed in the first quarter of 2022) and Phase 3 of the Otjikoto Pit, supplemented by medium and high-grade ore stockpiles, expected to result in an average head grade of approximately 1.26 g/t. In the second half of 2022, head grade is expected to increase and average approximately 2.10 g/t, when mining is scheduled to reach the higher-grade portions of Phase 3 of the Otjikoto Pit and high-grade ore production ramps up at the Wolfshag underground mine. As a result of this timing of high-grade ore mining, Otjikoto’s gold production is expected to be significantly weighted to the second half of 2022. For the first half of 2022, Otjikoto’s gold production is expected to be between 65,000 and 70,000 ounces, which is expected to increase significantly to between 110,000 and 115,000 ounces during the second half of 2022. Based mainly on the weighting of the planned production and timing of prestripping, Otjikoto’s cash operating costs are expected to be between $960 and $1,000 per ounce in the first half of 2022, before significantly improving to between $620 and $660 per ounce during the second half of

2022. In addition, Otjikoto’s all-in sustaining costs are expected to be between $1,460 and $1,500 per ounce in the first half of 2022, before significantly improving to between $930 and $970 per ounce during the second half of 2022.

Sustaining capital costs in 2022 at the Otjikoto Mine are budgeted to total $49 million, including $38 million for capitalized prestripping and underground development and $10 million for mobile equipment rebuilds and equipment purchases. Non-sustaining capital costs are budgeted to total $28 million, including $22 million for development of the Wolfshag underground project and $5 million for a connection to the national power grid, originally planned for 2020 and delayed due to the COVID-19 pandemic. The connection to the national power grid is expected to be online in August 2022.

Investment in Calibre

On October 15, 2019, B2Gold completed the sale of the Nicaraguan Assets to Calibre. Prior to closing, B2Gold accounted for the Nicaraguan Assets as discontinued operations for financial reporting purposes in accordance with IFRS 5, Non-current assets held for sale and discontinued operations. Commencing October 15, 2019, the Company no longer consolidates the results of its Nicaraguan operations in its consolidated financial statements, but rather equity accounts for its 33% ownership interest in Calibre. The results of the Nicaraguan Assets for the year ended December 31, 2019 have been presented as discontinued operations for all periods in the Consolidated Statement of Operations and the Consolidated Statements of Cash Flows. The market value of the Company's 33% common shareholding of Calibre at December 31, 2021 was $117 million. For the year ended December 31, 2021, the Company's estimate of its share of Calibre's net income based on publicly available information was approximately $18 million. For the fourth quarter of 2021, the Company's estimate of its share of Calibre's net income based on publicly available information was approximately $4 million. Calibre will report its fourth quarter and full year 2021 financial results on February 23, 2022. The Company will update any differences in the first quarter of 2022.

On January 12, 2022, Calibre completed its acquisition of Fiore Gold Ltd. ("Fiore") and issued 101,321,923 Calibre common shares reducing B2Gold's ownership interest in Calibre to approximately 25%. As a result of the acquisition, Calibre acquired a 100% interest in Fiore’s operating Pan Gold Mine, adjacent advanced-stage Gold Rock Project and the past producing Illipah Gold Project in Nevada, as well as the Golden Eagle project in Washington State.

Attributable share of Calibre production and costs

Based on Calibre's production press release dated January 6, 2022, consolidated production of Calibre from the El Limon and La Libertad mines for the year ended December 31, 2021 was 182,755 ounces (exceeding the high end of Calibre's production guidance range) of which the Company's attributable share was 59,819 ounces (2020 - 45,479 ounces). For the fourth quarter of 2021, consolidated production of Calibre was 49,218 ounces of which the Company's attributable share was 16,048 ounces (fourth quarter of 2020 - 14,150 ounces).

The Company has assumed that the consolidated cash operating costs per ounce produced and all-in sustaining costs for Calibre for the year ended December 31, 2021 will be within the guidance ranges of approximately $920 per ounce and $1,020 per ounce and $1,040 to $1,140 per ounce, respectively. Consolidated cash operating costs per ounce produced and all-in sustaining costs for Calibre for the fourth quarter of 2021 reflect the adjustment for actual third quarter of 2021 results.

In 2022, Calibre operations (excluding those of recently acquired Fiore) are forecast to produce between 180,000 and 190,000 ounces of gold from the El Limon and La Libertad mines. The Company’s expected share (25%) of attributable ounces produced projected from Calibre is between 40,000 and 50,000 ounces. Calibre’s cash operating costs are forecast to be between $970 and $1,070 per ounce and all-in sustaining costs are forecast to be between $1,100 and $1,200 per ounce.
Gramalote Project - Colombia
The Gramalote Project, owned 50% B2Gold/50% AngloGold Ashanti Limited (“AngloGold”) is located in central Colombia, northeast of Medellin, in the Province of Antioquia. Following on the positive results of the Gramalote preliminary economic assessment in January 2020 (the “Gramalote PEA”), B2Gold commenced the Gramalote feasibility study to evaluate recovery of gold from an open-pit mining operation with 11.0 Mtpa processing plant that includes crushing, grinding, flotation and a carbon-in-pulp recovery process to produce doré bullion. The Gramalote feasibility study approach has focused solely on a production scenario based on the Indicated Mineral Resource estimate from the Gramalote Ridge deposit of 173,400,000 tonnes grading 0.73 g/t gold for a total of 4,060,000 ounces of gold. The feasibility study approach to date has not included any potential production from the nearby Trinidad deposit, which has a current Inferred Mineral Resource estimate, and the Monjas West zone.

On May 4, 2021, based on the feasibility study work completed by B2Gold as operator of the Gramalote Project to date, and assuming an effective date of January 1, 2021, and a gold price of $1,500 per ounce, the Company announced project economic highlights (100% basis) as follows:

•Open-pit gold mine with an initial life of mine (“LoM”) of 10.6 years based on current Indicated Mineral Resources (for Gramalote Ridge only)
•LoM gold production of 2.97 million ounces and average annual gold production of 347,000 ounces per year for the first five full years of production
•Average annual gold production LoM of 281,000 ounces per year at cash operating costs of $514 per ounce of gold and all-in sustaining cost of $744 per ounce of gold
•Average LoM gold recovery of 95.4% from conventional milling, flotation and cyanide leach of the flotation concentrate
•Estimated pre-production capital cost of $925 million (includes approximately $160 million for mining equipment)
•LoM pre-tax net cash flow of $1,444 million, and after-tax net cash flow of $948 million
•Post-tax NPV at a 5% discount rate of $483 million.
•After-tax internal rate of return (“IRR”) of 15% at the project construction decision date with a project payback (including construction capital) of 3.5 years

Following a review of these preliminary results and the Gramalote feasibility study work done to date, B2Gold believes that there is strong potential to improve the economics of the project, which could be developed by revisiting the original Gramalote Project design parameters included in the existing mining permit (as applied in the Gramalote Preliminary Economic Assessment in January 2020 and historical AngloGold studies) and further optimizing project design. Review of the updated Gramalote Ridge Mineral Resource also shows that further value can be created through additional drilling of the Inferred portions of the Mineral Resource area, both within and adjacent to the designed pit.

The Gramalote Project team is continuing to advance work on the different project optimization opportunities to potentially reduce capital and operating costs, as well as improve operability and sustainability of the Gramalote Project. Those activities include road optimization and layout, pit design and phasing, blast design optimization, river deviation changes, improved infrastructure layout, and further optimization of plant design. Optimization efforts also include continuing exploration drilling at the Gramalote deposit with additional drilling at the Trinidad deposit, continuing to implement the resettlement action plan, advancing the purchase of key properties required for project development, entering into a development agreement with a power company to commence studies to bring power to the Gramalote mill site, continuing the process of formalization and removal of artisanal miners to outside of the industrial area, and completing environmental and social studies necessary to support the permit modifications that are identified as part of the optimization process.

As the evaluation of the different optimization opportunities advances, B2Gold is reviewing what changes in the design could require minor and major permit amendments of the approved Environmental and Social Impact Assessment (ESIA). The supporting environmental and social studies continue to move forward as planned.

Gramalote 2021 capital expenditures totalled $48 million (Company's share $24 million) which was $21 million lower than the final approved Gramalote budget for 2021 of $69 million (Company’s share $34.5 million). The Company's share of Gramalote capital expenditures was $11 million lower than budgeted as a result of COVID-19 delays and the rescheduling of land purchase and resettlement programs while the Gramalote Project optimization is completed.

Currently under review by B2Gold and AngloGold, is the 2022 budget for the Gramalote Project in Colombia which will fund the Gramalote Feasibility Study optimization, exploration, community support, continued advancement of key social initiatives and compliance with regulatory and Environmental Impact Assessment requirements. A separate construction budget is expected to be developed subsequently upon a positive (optimized) Gramalote Feasibility Study and construction decision.

B2Gold now expects that the results of final feasibility study for the Gramalote Project will be available by the end of the second quarter of 2022 with a final feasibility study delivered in the third quarter of 2022. If the final economics of the feasibility study are positive and B2Gold and AngloGold make the decision to develop Gramalote as an open-pit gold mine (decision date now expected by the end of the third quarter of 2022), B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities and operate the mine on behalf of the Gramalote Project.

The Gramalote Project continues to benefit from strong federal and local government support as well as continuing support from local communities.

Fekola Regional Development

In 2022, a total of $33 million has been budgeted to commence Phase 1 saprolite mining at the Anaconda Area (comprised of the Menankoto Permit and the Bantako North Permit). Saprolite ore could be mined and hauled to Fekola commencing as early as late 2022. The budget includes $12 million for mining fleet and haulage equipment, $6 million for roads infrastructure and earthworks, $2 million for buildings and $3 million for project management and engineering costs.

Community Relations Update
In 2021, the Company incurred a total of $7 million on its community relations programs, comprised of direct expenditures of $4 million and related social taxes (mandated to be used for social programs) of $3 million across the various countries where it operates.

Mining projects provide a unique opportunity for engaging with and contributing to the development of host communities. As part of the Company's approach to generate positive socio-economic impact and legacy, one of B2Gold's goals is to help build sustainable communities, with B2Gold acting as a catalyst and community members playing a lead role in their own development. The Company believes that working through an inclusive process with local stakeholders, government and non-government organization ("NGO") partners to identify, select and implement projects is an important factor in the success of the community development projects. By putting decision-making in the hands of stakeholders, B2Gold aims for local ownership of projects and outcomes, improved alignment between government and B2Gold efforts, and strengthened local capacity to build prosperous and healthy communities. B2Gold's Community Investment Standard, which aligns with the IFC Performance Standards and International Council on Mining and Metals guidance on community development, defines how the Company focuses on sustainable contributions to the communities where B2Gold operates. As the COVID-19 pandemic and its operational impacts and restrictions continued in 2021 (and still today), our projects and operations have continued to emphasize support to local and national governments’ response plans as a key part of ongoing programs. Highlights of the Company’s community investment programs and support in response to the COVID-19 pandemic is set out below.

Fekola Mine

In 2021, Fekola continued implementation of its social investments and livelihood restoration in a multifaceted approach lead by the Fekola Community Development Plan (CDP). CDP projects are selected by community members and approved by a steering committee led by the Subprefect of Kenieba, to help ensure their ownership by communities and their long-term success. Approximately $0.5 million was invested in the Kenieba District on various projects in the areas of water and sanitation, education and health access, and livelihood restoration. In 2021, investments include community water infrastructure and management, construction of a community market, and market gardening, poultry and fish farming projects.

B2Gold has partnered with UNICEF since 2019, investing a total of $0.45 million, to support and empower girls and young women in artisanal mining communities from the Kenieba District. Children working in artisanal mining, especially girls, are among the most vulnerable in Mali as they can be exposed to violence, abuse and exploitation. In 2021, the final year of the partnership, the mobile play and recreational spaces installed in the communities in 2019 and 2020 continued to provide safe spaces for children and access to psychosocial support. Additional learning spaces and schooling opportunities for a larger number and age range (including children up to 12 years of age) of children were provided in 2021. Project activities are developed in close collaboration with local government and linked to formal education services.

Masbate Mine

Philippines regulations mandate that a social tax equal to 1.5% of operational costs is invested in support of socio-economic development in the areas impacted by a mining operation, resulting in a significant community investment budget managed by the Masbate Mine in coordination with local stakeholders through an annual Social Development Management Plan (SDMP). B2Gold also delivers further community investment where needs arise. For the funding delivered around the Masbate Mine, projects are identified and implemented in coordination with multi-stakeholder committees and town councils and support education, infrastructure, health services, and livelihood development.

In 2021, approximately $2.4 million was invested through the SDMP (of a $3.2 million budget) and approximately $0.62 million was invested through Information Education and Communication/Development of Mining Technology and Geosciences (IEC/DMTG) initiatives (of a $0.99 million budget). Procurement of resources was limited to the Masbate province due to COVID-related restrictions. During 2021, existing projects received additional funding and new projects were implemented, including greenhouse and hydroponics construction, development of a mangrove nursery, and the establishment of an oyster farm. The Company helped to organize 11 livelihood associations engaged in aquatic resources, farming, and lending enterprise.

Otjikoto Mine

Namibia, through its Community Social Investment Strategy, targets health, education, culture, environment, and small business development as community investment initiatives. Investment is carried out not only within the Otjikoto Mine area of influence but also in Windhoek and other vulnerable localities in the country. In 2021, the Company supported programs in early childhood development, primary and secondary schools, vocational training and entrepreneurial enterprise. The Company also entered into a multi-year partnership with UNICEF to support its UPSHIFT program, a youth social innovation and social entrepreneurship programme designed to build skills and create opportunities for young people. A total of $1 million was invested in these social development programs in 2021.

Gramalote Project

The Gramalote Project in Colombia invested approximately $2.1 million in community investment programs targeting education, health, livelihoods, arts and culture. Initiatives supported the sugarcane and plantain production systems in the region, rural community education programs, and rural community water utilities. The Company continued the implementation of the La Maria pilot project for the formalization of informal artisanal and small-scale miners in line with applicable national policies and regulations, including advancement of the design and construction of a dedicated processing plant. The pilot project expanded in 2021 to support additional miners in the region in the formalization process.

The Company continued in 2021 with the planning of the resettlement of neighborhood communities that will be impacted by the proposed development of the Gramalote Project. The Company provided support to the Project Affected Persons (PAPs), including capacity building regarding the resettlement process and consultation to establish the resettlement compensation matrix. In continued response to the impacts of the COVID-19 pandemic, Gramalote supported the local governments and communities through donations of medical equipment and tests to local hospitals and food support to local communities. The Gramalote Project was recognized in 2021 for its socio-economic commitments as the Secretary of Mines awarded Gramalote Colombia with the 2021 Social Seal of Mining Prize for its social investment practices in its direct and indirect impact area.

Vancouver, Canada, Corporate Office

B2Gold actively supports sustainable projects in health, education, livelihoods and environmental conservation throughout the world where it operates. As a Canadian company, B2Gold is also committed to supporting CSR initiatives at home through its More than Mining Fund. In 2021, the Company provided CDN$1 million of financial support to community organizations in Metro Vancouver, Canada including CDN$750,000 to provide further financial support to four partner organizations in Metro Vancouver to assist with their continued response to address the social issues in Metro Vancouver that are further impacted by the COVID-19 pandemic:

•CDN$250,000 to the Greater Vancouver Food Bank, which provides healthy food to those in need, including over 10,000 clients and approximately 110 Community Agency Partners across Metro Vancouver.
•CDN$200,000 to PHS Community Services Society and CDN$100,000 to The Bloom Group Community Services Society, which provide housing, health care, harm reduction and health promotion for some of the most vulnerable and under-served people in Vancouver's Downtown Eastside community.
•CDN$200,000 to Covenant House Vancouver, which provides food, shelter and medical care to Vancouver's homeless and at-risk street youth.

B2Gold also donated to various other initiatives that align with the Company's More than Mining Fund criteria. Funds were donated to PLEA Community Services' Children of the Street Program to support the delivery of their prevention programs and services that give children and families information and practical tools to help keep young people safe from all forms of sexual exploitation; Ronald McDonald House BC & Yukon to support the equipment needs for their Musical Therapy Program for children with cancer; and YWCA Metro Vancouver to support their Violence Prevention Program for women.

In addition, the Company donated CDN$100,000 to the Canadian Red Cross to support the ongoing relief efforts, long-term recovery, resiliency and risk reduction activities in and beyond the region at the individual and community levels in response to the heavy rains, flooding and mudslides across British Columbia in November 2021 which impacted people, animals and livestock, businesses and critical infrastructure. This donation was then matched by the Federal Government of Canada and the Provincial Government of British Columbia, through the Canadian Red Cross 2021 British Columbia Floods & Extreme Weather Appeal, increasing the overall impact of the provided aid.

LIQUIDITY AND CAPITAL RESOURCES
B2Gold continues to maintain a strong financial position and liquidity. At December 31, 2021, the Company had cash and cash equivalents of $673 million compared to cash and cash equivalents of $480 million at December 31, 2020. Working capital at December 31, 2021 was $802 million compared to $465 million at December 31, 2020. At December 31, 2021, the full amount of the Company's $600 million RCF was undrawn and available.

On December 16, 2021, the Company entered into a revised RCF agreement with its existing syndicate of banks. The maximum available for drawdown under the facility remains at $600 million with an accordion feature, available on the receipt of additional binding commitments, for a further $200 million. The RCF bears interest on a sliding scale of between LIBOR plus 2.00% to 2.50% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a sliding scale basis of between 0.45% and 0.563%. The term of the RCF is four years, maturing on December 16, 2025. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at December 31, 2021, the Company was in compliance with these debt covenants.

During 2016, the Company entered into a Euro 71 million term equipment facility with Caterpillar Financial SARL, as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up to Euro 71 million is available to the Company’s majority-owned subsidiary, Fekola SA (the “Borrower”) to finance or refinance the mining fleet and other mining equipment at the Fekola Mine and has been fully drawn. Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to EURIBOR plus a margin of 5.10%. A commitment fee of 1.15% per annum on the undrawn balance of each tranche for the first twenty-four months after December 7, 2016 and 0.5% thereafter is also due, each payable quarterly. In each case, from October 1, 2017, 0.4167% per annum on the undrawn balance of each tranche. The Company and its subsidiary, Mali Mining Investments Limited, have guaranteed the equipment facility and security is given over the equipment of the Borrower which has been financed by the equipment facility, related warranty and insurance, and over the debt service reserve account ("DSRA"). The Borrower is required to maintain a deposit in a DSRA equal at all times to the total of the principal, interest and other payments that become payable over the next six months. As at December 31, 2021, the balance in the DSRA account was Euro 8 million ($9 million equivalent). On September 29, 2020, the Company entered into a new term equipment facility (the "new equipment facility") with Caterpillar Financial Services Corporation for an aggregate principal amount of up to the Euro equivalent of $40 million. The new equipment facility is available to the Borrower to finance or refinance up to 75% of the cost of mining fleet and other mining equipment at the Company's Fekola Mine in Mali. The new equipment facility is available from the date of the agreement and ends on the earlier of the day when the new equipment facility is fully drawn and September 29, 2021. The new equipment facility may be drawn in installments of not less than Euro 5 million, and each such installment shall be treated as a separate equipment loan. On October 26, 2020, the Borrower drew down the entire amount under the new equipment facility for proceeds of Euro 36 million.

Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to EURIBOR plus a margin of 4.25%. A commitment fee of 0.85% per annum on the undrawn balance of the new equipment facility for the term of the facility is also due, payable quarterly commencing 12 months from the date of the agreement. The Company and its wholly-owned subsidiary, Mali Mining Investments Limited, have guaranteed the new equipment facility and security is given over the equipment of the Borrower which has been financed by the new equipment facility, related warranty and insurance.

On June 1, 2017, the Company entered into an $18 million term equipment facility with Caterpillar Financial Services Philippines Inc. The aggregate principal amount is available to the Company’s Philippines subsidiaries to finance or refinance the mining fleet and other mining equipment at the Company's Masbate Mine and has been fully drawn. Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to LIBOR plus a margin of 3.85%. The Company has guaranteed the equipment facilities and security is given over the equipment of the Borrower which has been financed by the equipment facilities. At December 31, 2021, the facility had been fully drawn.

On May 30, 2017, the term over which the Otjikoto equipment loans may be advanced under the facility was extended to June 30, 2018 and an additional $6 million was made available for drawdown which was fully drawn. During the year ended December 31, 2020, the Company repaid the equipment loans in full.

For the year ended December 31, 2021, capital expenditures totalled $302 million. The most significant expenditures were the Fekola Mine expenditures of $111 million, the Masbate Mine expenditures of $31 million, the Otjikoto Mine expenditures of $81 million and the Gramalote Project expenditures of $24 million. Exploration and development costs for the year ended December 31, 2021 totalled $56 million, while cash paid into reclamation accounts totalled $8 million.

On November 30, 2021, the Company completed the sale of 100% of the issued and outstanding shares of Volta Resources (Cayman) Inc., the holder of an 81% interest in the Kiaka Project to WAF and received cash proceeds of $23 million in the year ended December 31, 2021. Total consideration for the sale was as follows:

•cash payment of $0.45 million paid on execution of the Kiaka Agreement;
•$45 million paid on closing of the Kiaka Transaction, comprised of 50% cash and 50% in WAF ordinary shares;
•$45 million payable on the earlier of (i) commencement of construction at the Kiaka Project (provided such date will be a minimum of 6 months from the date of the Kiaka Agreement), (ii) completion of a positive feasibility study at the Kiaka Project, and (iii) October 25, 2022, in cash or WAF ordinary shares, at B2Gold’s option but subject to any required WAF shareholder approval to issue WAF ordinary shares; and
•2.7% net smelter return (“NSR”) royalty interest on the first 2.5 million ounces of gold produced at the Kiaka Project, and a 0.45% NSR royalty interest on the next 1.5 million ounces of gold produced at the Kiaka Project.

In addition, on November 30, 2021, the Company completed the sale of the Toega Project to WAF and received cash proceeds of $9 million ($9 million was received in 2020). In addition, under the terms of the Amended Toega Agreement, B2Gold received on the first 1.5 million ounces of gold produced at the Toega Project, a 2.7% NSR royalty until such time as the royalty payments total $22.5 million and thereafter a 0.45% NSR royalty interest.

As at December 31, 2021, and in addition to those commitments disclosed elsewhere in this MD&A, the Company had the following commitments:

•For payments of $38 million for the Wolfshag underground project at the Otjikoto Mine, of which $36 million is expected to be incurred in 2022 and $2 million is expected to be incurred in 2023, and payments of $5 million related to the national power grid connection, all of which is expected to be incurred in 2022.
•For payments of $8 million for mobile equipment, $2 million for the tailings storage facility expansion and $2 million for other capital projects at the Fekola Mine, all of which is expected to be incurred in 2022.
•For payments of $3 million for mobile equipment at the Masbate Mine, all of which is expected to be incurred in 2022.
•For payments of $4 million for the Gramalote Project, all of which is expected to be incurred in 2022.

For 2022, the Company has budgeted total capital expenditures of $117 million at the Fekola Mine, $52 million at the Masbate Mine and $77 million at the Otjikoto Mine. The Company’s total 2022 exploration budget is approximately $65 million.

As at December 31, 2021, the Company’s significant commitments are disclosed in the table below:

	2022	2023	2024	2025	2026	Total
	$	$	$	$	$	$
Accounts payable and accrued liabilities	111,716	—	—	—	—	111,716
Fekola equipment loan facilities:
Principal	18,028	10,320	8,334	6,183	—	42,865
Interest (estimated)	1,816	1,063	586	158	—	3,623
Masbate equipment loan facility:
Principal	3,076	766	106	—	—	3,948
Interest (estimated)	167	26	2	—	—	195
Lease liabilities
Principal	3,269	2,605	2,144	1,387	1,429	10,834
Interest (estimated)	11	—	—	—	—	11
Capital expenditure commitments	59,712	2,401	—	—	—	62,113
Commitment fees on RCF	2,700	2,700	2,700	2,588	—	10,688
Other liabilities	1,040	1,565	—	—	—	2,605

	201,535	21,446	13,872	10,316	1,429	248,598
The Company believes that its future cash flows from operations along with the undrawn and available balances on its current facilities will allow it to meet its current obligations as they come due.
Derivative financial instruments
Fuel contracts – fuel oil, gas oil, diesel

The Company uses forward contracts for fuel oil, gas oil and diesel to manage the risk of volatility in the Company's future operating costs. The Company reviews the open positions and the potential for additional forward contracts on an ongoing basis. During the year ended December 31, 2021, the Company entered into additional series of forward contracts for the purchase of 27 million litres of gas oil and 41 million litres of fuel oil with scheduled settlement between February 2022 and October 2023. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the Consolidated Statement of Operations.

The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at December 31, 2021:

	2022	2023	Total

Forward – fuel oil:
Litres (thousands)	51,884	21,292	73,176
Average strike price	$0.32	$0.37	$0.33

Forward – gas oil:
Litres (thousands)	40,171	17,066	57,237
Average strike price	$0.37	$0.43	$0.39

The unrealized fair value of these contracts at December 31, 2021 was $15 million.

Interest rate swaps

On January 24, 2019, the Company entered into a series of interest swaps with a notional amount of $125 million with settlements scheduled between April 2019 and July 2021. Under these contracts, the Company received a floating rate equal to the 3 month United States dollar LIBOR rate and paid a fixed rate of between 2.36% and 2.67%. These derivative instruments were not designated as hedges by the Company and were recorded at FVTPL. At December 31, 2021, all of these contracts had been settled and there were no further contracts outstanding.

Operating activities

Cash flow provided by operating activities was $724 million for the year ended December 31, 2021 compared to $951 million during 2020, a decrease of $227 million. The decrease reflects lower revenues of $27 million, higher production costs of $86 million and higher non-cash working capital outflows for the year ended December 31, 2021, most significantly for current income and other taxes payables as well as value-added tax receivables. Current income tax payments for the year ended December 31, 2021 totalled approximately $340 million (including $18 million which was settled by value-added tax offsets) and included approximately $140 million related to 2020 outstanding tax liability obligations (comprised mainly of Fekola outstanding 2020 tax liabilities of $75 million and Fekola 2020 priority dividend obligations of $46 million). Current income tax payments for the year ended December 31, 2021 were approximately $40 million lower than the original budgeted guidance of $380 million mainly as the result of $10 million lower than budgeted tax obligations at Otjikoto and a rollover amount of $20 million for Fekola tax installments which were budgeted for the fourth quarter of 2021 but which will now be paid by the second quarter of 2022. Based on current assumptions, including an average gold price of $1,800 per ounce for 2022, the Company is forecasting to make total cash income tax payments in 2022 of approximately $290 million. This will include settlement of $71 million of 2021 corporate income tax and Fekola priority dividend payments which are included in current income and other taxes payable at December 31, 2021.

Financing activities

The Company’s cash used by financing activities for the year ended December 31, 2021 was a net outflow of $234 million. For the year ended December 31, 2021, the Company made equipment loan facility repayments of $29 million, received proceeds from the exercise of stock options of $6 million, made interest and commitment fees payments of $6 million, made distributions to non-controlling interests of $36 million and received loan repayments from non-controlling interests of $5 million. In addition, total dividends of $168 million were paid to shareholders for the year ended December 31, 2021 at $0.04 per share on a quarterly basis ($0.16 per share on an annualized basis).

As part of the long-term strategy to maximize shareholder value, B2Gold expects to declare future quarterly dividends at the same rate of $0.04 per common share ($0.16 per share on an annualized basis). This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with the Company's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

Investing activities

For the year ended December 31, 2021, capital expenditures totalled $302 million. The most significant expenditures were Fekola Mine expenditures of $111 million, Masbate Mine expenditures of $31 million, Otjikoto Mine expenditures of $81 million and Gramalote Project expenditures of $24 million (refer to “Review of Mining Operations and Development Projects" section for additional details of capital expenditures). Exploration and development costs for the year ended December 31, 2021 totalled $56 million. In addition, for the year ended December 31, 2021, the Company received $32 million in proceeds from the sale of the Kiaka and Toega projects to WAF and paid $8 million into reclamation accounts.

For the year ended December 31, 2021, the Company purchased an additional 17 million common shares of BeMetals Corp. ("BeMetals") at C$0.44 per share or $6 million. As at December 31, 2021, the Company owned approximately 19% of BeMetals outstanding common shares.

Exploration

Resource property expenditures on exploration are disclosed in the table below:

	For the three months ended December 31, 2021	For the three months ended December 31, 2020	For the year ended December 31, 2021	For the year ended December 31, 2020
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Fekola Mine, exploration	3,691	5,564	13,014	14,718
Masbate Mine, exploration	1,142	2,421	5,013	8,266
Otjikoto Mine, exploration	1,578	1,462	4,424	3,183
Menankoto, exploration	855	1,051	4,942	4,489
Bantako North, exploration	2,489	575	9,057	3,199
Kiaka Project, exploration	674	1,434	4,313	4,032
Ondundu Project, exploration	44	149	188	922
Finland Properties, exploration	1,831	895	3,527	2,336
Uzbekistan Properties, exploration	1,832	917	4,456	1,967
Other	2,612	1,193	7,182	5,070

	16,748	15,661	56,116	48,182
For the year ended December 31, 2021, B2Gold continued to pursue a program of aggressive exploration, incurring $58 million (including $2 million of target generation costs included in other operating expenses in the Statement of Operations) compared to a budget $66 million, excluding drilling included in the Gramalote Project budget. Exploration for 2021 at existing properties was once again focused predominantly in West Africa, as well as the other operating mine sites in Namibia and the Philippines.

B2Gold is planning another year of aggressive exploration in 2022 with a budget of approximately $65 million (excludes drilling included in the Gramalote Project budget). Exploration will focus predominantly in Mali, other operating mine sites in Namibia and the Philippines, and continued focus on grassroots targets around the world. Many years of target generation and pursuing opportunities in prospective gold regions has culminated in the Company allocating a record $29 million in 2022 for its grassroots exploration programs, including several new regions.

Fekola Mine

In 2021, approximately $8 million was budgeted to be spent on exploration around the Fekola Mine, including Fekola North and Cardinal/FMZ. A total of approximately 34,000 metres of diamond and reverse circulation drilling were drilled at Cardinal/FMZ and Fekola North, with drilling at Cardinal/FMZ prioritized and accelerated in 2021. Exploration drilling focused on infilling the high-grade portions of the Cardinal zone and extend these down plunge. Drilling at Fekola North also continued to track the main Fekola structure north of the existing open pit. For the year ended December 31, 2021, the Company ultimately incurred $13 million on Fekola Mine exploration, including Cardinal.

In 2022, approximately $10 million is budgeted to be spent on exploration of Cardinal/FMZ, Fekola Deeps and Fekola North.
On February 2, 2022, the Company announced an updated Mineral Resource estimate for the Cardinal Zone, adjacent to the main Fekola Mine open pit in Mali. The updated resource included a significantly increased Mineral Resource estimate for Cardinal Zone as at December 31, 2021 with an initial Indicated Mineral Resource estimate of 8,000,000 tonnes at 1.67 grams per tonne (“g/t”) gold for 430,000 ounces of gold, and an updated Inferred Mineral Resource estimate of 19,000,000 tonnes at 1.21 g/t gold for 740,000 ounces of gold, constrained within a conceptual pit run at US$1,800 per ounce gold. Drilling down plunge of the high-grade portions of the Cardinal Zone in 2021 has been successful and will be continued in 2022.
Deeper drilling beneath and down plunge of the Fekola open pit is planned to follow high grade shoots that could potentially be amenable to mining underground. The Company will also continue to track the main Fekola structure north of the existing open pit.
Anaconda Area (comprised of the Menankoto and Bantako North permits)

In 2021, approximately $12.7 million was budgeted to be spent on exploration in the Anaconda Area, including $6.2 million for the Menankoto Permit and $6.5 million for the Bantako North permit. A total of approximately 57,000 meters of diamond and reverse circulation drilling were drilled in 2021, focused on the Bantako North permit. For the year ended December 31, 2021, the Company ultimately incurred $14 million on Menankoto development and Bantako North exploration.

In December 2021, B2Gold and the Government of Mali were pleased to reach an agreement in principle relating to the dispute on the Menankoto Permit, where the Government of Mali agreed that it would grant a new exploration permit covering the same perimeter as the Menankoto Permit to a new Malian subsidiary of B2Gold, and B2Gold would withdraw the international arbitration proceedings that its Malian subsidiary previously commenced against the Republic of Mali. On February 2, 2022 the Company announced that B2Gold’s Malian subsidiary had received the new Menankoto Permit, issued by the Government of Mali in compliance with the procedures and requirements set out under the Malian 2019 Mining Code (previous permit had been issued under the Malian 2012 Mining Code), which provides for an initial term of three years and renewable for 2 additional three year periods. B2Gold’s Malian subsidiary has now withdrawn the international arbitration proceedings against the Republic of Mali.

In 2022, approximately $17 million is budgeted to be spent on exploration in the Anaconda Area (comprised of the Menankoto and Bantako North permits). With the receipt of the Menankoto Permit, exploration on the Menankoto Permit has commenced, initially with two drill rigs operating, which will build on the $31 million that the Company has spent to date on Menankoto Permit, with additional drill rigs to be deployed shortly. The Company plans to continue focusing on upgrading and expanding the existing saprolite Inferred Mineral Resource estimate of 21.6 million tonnes at 1.11 g/t for 770,000 ounces for the Anaconda Area (originally released in June 2017). An updated Mineral Resource estimate for the Anaconda Area based on the results from the extensive 2020 and 2021 infill and exploration drill program is expected in the first quarter of 2022 and will feed into engineering studies currently underway. This new resource estimate will also include an initial Mineral Resource estimate for the sulphide material below the saprolite. The Company will continue to follow up on the sulphide mineralization at the Mamba, Adder and several other targets below the saprolite mineralization in 2022. Additionally, the Company has completed environmental and social studies to support permitting efforts.

Other West African Exploration

In 2021, a total of $2.5 million was planned in other areas of West Africa, leveraging off the considerable geological experience gained at Fekola. This budget included establishing an exploration presence and pursuing opportunities in the highly prospective and under-explored country of Cote d’Ivoire. The Company was granted two exploration licences in Cote d'Ivoire in the third quarter of 2021.

In 2022, a total of $1.7 million is planned for the Company’s newly acquired early stage permits in Cote d’Ivoire, which is part of the other greenfield exploration budget noted below.

Masbate Mine

For the years ended December 31, 2021, the Company incurred $5 million for Masbate Mine exploration, which was in-line with the budget of $6.3 million (included approximately 15,000 metres of diamond and reverse circulation drilling). The 2021 exploration program followed up where 2020 drilling intersected higher grades in previously low-grade areas that had been sparsely drilled. It also focused on drill testing the most prospective Inferred Mineral Resource areas below existing design pits to determine if existing open pits could be expanded as a result of higher gold prices. Several grassroot greenfield targets were further tested as well.

The Masbate exploration budget for 2022 is approximately $5.8 million, including approximately 10,200 metres of drilling. The 2022 exploration program will be mainly focused on the Dabu and Main Vein zones at Masbate, converting Inferred Mineral Resource areas below existing design pits to support expanding the existing open pits. Several grassroot greenfield targets will be further tested as well.

Otjikoto Mine and Regional Exploration

For the year ended December 31, 2021, the Company incurred $4 million for Otjikoto Mine exploration in-line with the total exploration budget for Namibia of $4.8 million. Exploration in 2021 included 25,000 metres of diamond drilling and 3,200 metres of RAB drilling split between the Otjikoto Mine and the Ondundu joint venture. The majority of the diamond drilling targeted the extension of the existing Wolfshag underground mineral resource area and a lone drillhole intersection more than 700 metres down plunge. Several new zones located parallel to and east of Wolfshag with the potential to enhance the underground project were also tested.

The total exploration budget for Namibia in 2022 is approximately $4 million. Exploration in 2022 will include 12,320 metres of diamond drilling and 5,400 metres of RAB drilling at the Otjikoto Project. The majority of the diamond drilling will continue to target the extension of the existing Wolfshag underground mineral resource area and a new zone located parallel to and east of Wolfshag.

Other Greenfield Exploration

Given B2Gold’s exploration team's successful discovery history, the Company budgeted $25 million for greenfield exploration opportunities internationally in 2021, including Finland, Uzbekistan and a number of new regions, as it continued to pursue early stage exploration discoveries through property acquisitions and joint ventures with junior exploration companies. The actual spend on greenfield exploration for the year ended December 31, 2021 was approximately $17 million.

B2Gold has allocated approximately $29 million in 2022 for its grassroots exploration programs, including Finland, Uzbekistan, Zimbabwe and several new regions.

In Finland, the Company has allocated $8 million to the Central Lapland Joint Venture with Aurion Resources Ltd. Most significantly, the westward extension of Rupert Resources’ Ikarri discovery trends directly onto the joint venture ground. This trend coincides with B2Gold’s base-of-till drilling and the same interpreted structure as defined by airborne geophysics. Diamond drilling in 2021 has confirmed the presence of mineralization on this structure and will be followed up in 2022, with 11,600 metres planned.

In Uzbekistan, the Company has allocated $6 million to advance exploration on the ground it has acquired in proximity to the world class Muruntau super-mine. Multiple targets on structures and lithologies with comparable alteration and geochemical characteristics as Muruntau were identified by mapping, RAB drilling and trenching. Reverse circulation and diamond drilling were carried out on some of these targets in 2021. Some of these targets will be followed up in 2022, as well ongoing drill testing of remaining and new targets. A total of 32,700 metres of diamond and reverse circulation drilling has been planned.

In addition, the Company has allocated approximately $15 million for several other greenfield targets currently being pursued.

CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 3 and 4 of its audited consolidated financial statements for the year ended December 31, 2021. Management considers the following estimates to be the most critical in understanding the judgements involved in preparing the Company’s consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:
COVID-19 estimation uncertainty

A global pandemic related to COVID-19 was declared by the World Health Organization in March 2020. The current and expected impacts on global commerce have been and are anticipated to continue to be far-reaching. To date, globally, there has been significant volatility in commodity prices and foreign exchange rates, restrictions on the conduct of business in many jurisdictions, including travel restrictions, and supply chain disruptions. There is significant ongoing global uncertainty surrounding COVID-19 and the extent and duration of the impact that it may have.

The areas of estimation uncertainty for the Company which may be impacted include estimates used to determine recoverable reserves and resources, estimates used to determine the recoverable amounts of long-lived assets, estimates used to determine the recoverable amounts of value-added tax receivables and estimates regarding deferred income taxes and valuation allowances. The impact of COVID-19 on the global economic environment, and the local jurisdictions in which the Company operates, could result in changes to the way the Company runs its mines. These changes could result in revenues or costs being different from the Company's expectations. This impact could be material.

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological assessments to interpret the data. The estimation of recoverable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions made in estimating the size, and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived asset requires management to make estimates and assumptions that include such factors as reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.
DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure controls and procedures
Disclosure controls and procedures are designed (a) under Canadian law, to provide reasonable assurance and (b) under U.S. law, to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation and the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation and the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
As at December 31, 2021, management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in the rules of the Canadian Securities Administrators and under the Exchange Act. Based upon the results of that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2021, the Company's disclosure controls and procedures were effective.

Management’s annual report on internal control over financial reporting
The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations and may not prevent or detect misstatements. Even when the Company's system of internal control over financial reporting is determined to be effective, it can only provide reasonable assurance with respect to financial statement preparation and presentation.
Management has used the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company's internal control over financial reporting.
As at December 31, 2021, management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting and concluded that the Company's internal control over financial reporting was effective.
The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.
Changes in internal control over financial reporting
There has been no change in our internal control over financial reporting during the year ended December 31, 2021 which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
NON-IFRS MEASURES
Cash operating costs per gold ounce sold and total cash costs per gold ounce sold
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.
Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended December 31, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	54,464	38,161	26,069	118,694	14,687	133,381
Royalties and production taxes	26,105	5,327	5,648	37,080	1,080	38,160

Total cash costs	80,569	43,488	31,717	155,774	15,767	171,541

Gold sold (ounces)	173,700	40,650	78,000	292,350	16,045	308,395

Cash operating costs per ounce ($/gold ounce sold)	314	939	334	406	915	433

Total cash costs per ounce ($/gold ounce sold)	464	1,070	407	533	983	556

	For the three months ended December 31, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	57,376	37,871	19,183	114,430	10,383	124,813
Royalties and production taxes	20,867	7,050	2,858	30,775	1,003	31,778

Total cash costs	78,243	44,921	22,041	145,205	11,386	156,591

Gold sold (ounces)	149,000	69,380	38,275	256,655	14,070	270,725

Cash operating costs per ounce ($/gold ounce sold)	385	546	501	446	738	461

Total cash costs per ounce ($/gold ounce sold)	525	647	576	566	809	578

	For the year ended December 31, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	250,337	146,671	96,381	493,389	56,221	549,610
Royalties and production taxes	84,132	23,675	13,624	121,431	4,227	125,658

Total cash costs	334,469	170,346	110,005	614,820	60,448	675,268

Gold sold (ounces)	570,450	222,291	188,660	981,401	59,980	1,041,381

Cash operating costs per ounce ($/gold ounce sold)	439	660	511	503	937	528

Total cash costs per ounce ($/gold ounce sold)	586	766	583	626	1,008	648

	For the year ended December 31, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	200,228	131,780	75,857	407,865	36,028	443,893
Royalties and production taxes	87,790	21,183	12,312	121,285	3,185	124,470

Total cash costs	288,018	152,963	88,169	529,150	39,213	568,363

Gold sold (ounces)	626,300	206,680	173,475	1,006,455	45,261	1,051,716

Cash operating costs per ounce ($/gold ounce sold)	320	638	437	405	796	422

Total cash costs per ounce ($/gold ounce sold)	460	740	508	526	866	540

Cash operating costs per gold ounce produced
In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended December 31, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	54,464	38,161	26,069	118,694	14,687	133,381
Inventory sales adjustment	7,553	6,209	488	14,250	—	14,250

Cash operating costs	62,017	44,370	26,557	132,944	14,687	147,631

Gold produced (ounces)	163,539	46,629	78,681	288,849	16,048	304,897

Cash operating costs per ounce ($/gold ounce produced)	379	952	338	460	915	484

	For the three months ended December 31, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	57,376	37,871	19,183	114,430	10,383	124,813
Inventory sales adjustment	5,506	(4,199)	1,739	3,046	—	3,046

Cash operating costs	62,882	33,672	20,922	117,476	10,383	127,859

Gold produced (ounces)	158,548	57,566	40,205	256,319	14,150	270,469

Cash operating costs per ounce ($/gold ounce produced)	397	585	520	458	734	473

	For the year ended December 31, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	250,337	146,671	96,381	493,389	56,221	549,610
Inventory sales adjustment	4,878	4,974	1,113	10,965	—	10,965

Cash operating costs	255,215	151,645	97,494	504,354	56,221	560,575

Gold produced (ounces)	567,795	222,227	197,573	987,595	59,819	1,047,414

Cash operating costs per ounce ($/gold ounce produced)	449	682	493	511	940	535

	For the year ended December 31, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	200,228	131,780	75,857	407,865	36,028	443,893
Inventory sales adjustment	(1,094)	(3,067)	328	(3,833)	—	(3,833)

Cash operating costs	199,134	128,713	76,185	404,032	36,028	440,060

Gold produced (ounces)	622,518	204,699	168,041	995,258	45,479	1,040,737

Cash operating costs per ounce ($/ gold ounce produced)	320	629	453	406	792	423

All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The World Gold Council standard became effective January 1, 2014. On November 16, 2018, the World Council announced an update to its Guidance Note on all-in sustaining costs with application effective starting January 1, 2019. This update provides additional transparency about the costs of gold production and support further consistency of application of the Guidance Note. The major updates to the Guidance Note include providing a more specific definition of non-sustaining costs as those costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation in the future. The Guidance Note has defined ‘material benefit’ as an increase of at least 10% in annual or life of mine production, net present value or reserves compared to the remaining life of the operation. In addition, the Guidance Note has been updated to clarify that production phase capitalized stripping only meets the definition of non-sustaining if the stripping is expected to take at least 12 months and the subsequent ore production phase is expected to be more than 5 years. The Company adopted the updates to the Guidance Note, effective January 1, 2019.
Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.
B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to RSUs/DSUs/PSUs, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure.
The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended December 31, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	54,464	38,161	26,069	—	118,694	14,687	133,381
Royalties and production taxes	26,105	5,327	5,648	—	37,080	1,080	38,160
Corporate administration	2,337	1,720	1,710	13,393	19,160	498	19,658
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	3,016	3,016	—	3,016
Community relations	542	71	290	—	903	—	903
Reclamation liability accretion	131	151	99	—	381	—	381
Realized gains on fuel derivative contracts	(2,035)	(2,381)	(1,125)	—	(5,541)	—	(5,541)
Sustaining lease expenditures	232	328	39	666	1,265	—	1,265
Sustaining capital expenditures(2)	47,850	9,588	11,452	—	68,890	2,145	71,035
Sustaining mine exploration(2)	464	1,142	1,294	—	2,900	—	2,900

Total all-in sustaining costs	130,090	54,107	45,476	17,075	246,748	18,410	265,158

Gold sold (ounces)	173,700	40,650	78,000	—	292,350	16,045	308,395

All-in sustaining cost per ounce ($/gold ounce sold)	749	1,331	583	—	844	1,147	860
(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended December 31, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	56,559	10,378	21,599	88,536	2,145	90,681
Cardinal Pit development and mobile equipment	(8,363)	—	—	(8,363)	—	(8,363)
Solar plant	(346)	—	—	(346)	—	(346)
Other	—	(368)	—	(368)	—	(368)
Land acquisitions	—	(422)	—	(422)	—	(422)
Underground development	—	—	(6,560)	(6,560)	—	(6,560)
National power grid connection	—	—	(3,587)	(3,587)	—	(3,587)

Sustaining capital expenditures	47,850	9,588	11,452	68,890	2,145	71,035

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended December 31, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	3,691	1,142	1,578	6,411	1,423	7,834
Regional exploration	(3,227)	—	(284)	(3,511)	(1,423)	(4,934)

Sustaining mine exploration	464	1,142	1,294	2,900	—	2,900

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended December 31, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	57,376	37,871	19,183	—	114,430	10,383	124,813
Royalties and production taxes	20,867	7,050	2,858	—	30,775	1,003	31,778
Corporate administration	2,366	2,006	1,422	12,791	18,585	684	19,269
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	2,267	2,267	—	2,267
Community relations	1,213	62	293	—	1,568	—	1,568
Reclamation liability accretion	58	73	45	—	176	—	176
Realized losses on fuel derivative contracts	260	518	263	—	1,041	—	1,041
Sustaining lease expenditures	168	342	38	179	727	—	727
Sustaining capital expenditures(2)	21,853	14,238	20,614	—	56,705	2,566	59,271
Sustaining mine exploration(2)	5,564	2,370	1,199	—	9,133	700	9,833

Total all-in sustaining costs	109,725	64,530	45,915	15,237	235,407	15,336	250,743

Gold sold (ounces)	149,000	69,380	38,275	—	256,655	14,070	270,725

All-in sustaining cost per ounce ($/gold ounce sold)	736	930	1,200	—	917	1,090	926
(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended December 31, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	28,378	14,619	25,119	68,116	2,566	70,682
Mine expansion equipment	(2,710)	—	—	(2,710)	—	(2,710)
Plant expansion	486	—	—	486	—	486
Solar plant	(3,683)	—	—	(3,683)	—	(3,683)
Other	(618)	(36)	(51)	(705)	—	(705)
Land acquisitions	—	(345)	—	(345)	—	(345)
Underground development	—	—	(4,454)	(4,454)	—	(4,454)

Sustaining capital expenditures	21,853	14,238	20,614	56,705	2,566	59,271

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended December 31, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	5,564	2,421	1,462	9,447	700	10,147
Regional exploration	—	(51)	(263)	(314)	—	(314)

Sustaining mine exploration	5,564	2,370	1,199	9,133	700	9,833

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the year ended December 31, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	250,337	146,671	96,381	—	493,389	56,221	549,610
Royalties and production taxes	84,132	23,675	13,624	—	121,431	4,227	125,658
Corporate administration	7,602	3,577	5,528	33,478	50,185	2,376	52,561
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	11,700	11,700	—	11,700
Community relations	1,596	144	1,332	—	3,072	—	3,072
Reclamation liability accretion	486	582	370	—	1,438	—	1,438
Realized gains on fuel derivative contracts	(5,137)	(5,723)	(2,686)	—	(13,546)	—	(13,546)
Sustaining lease expenditures	677	1,342	160	1,710	3,889	—	3,889
Sustaining capital expenditures(2)	89,121	27,805	52,827	—	169,753	4,354	174,107
Sustaining mine exploration(2)	7,691	4,990	3,797	—	16,478	—	16,478

Total all-in sustaining costs	436,505	203,063	171,333	46,888	857,789	67,178	924,967

Gold sold (ounces)	570,450	222,291	188,660	—	981,401	59,980	1,041,381

All-in sustaining cost per ounce ($/gold ounce sold)	765	914	908	—	874	1,120	888
(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the year ended December 31, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	110,637	30,743	80,936	222,316	4,354	226,670
Solar plant	(9,144)	—	—	(9,144)	—	(9,144)
Cardinal Pit development and mobile equipment	(12,372)	—	—	(12,372)	—	(12,372)
Land acquisitions	—	(1,910)	—	(1,910)	—	(1,910)
Other	—	(1,028)	—	(1,028)	—	(1,028)
Underground development	—	—	(21,039)	(21,039)	—	(21,039)
National power grid connection	—	—	(7,070)	(7,070)	—	(7,070)

Sustaining capital expenditures	89,121	27,805	52,827	169,753	4,354	174,107

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements:

	For the year ended December 31, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	13,014	5,013	4,424	22,451	4,805	27,256
Regional exploration	(5,323)	(23)	(627)	(5,973)	(4,805)	(10,778)

Sustaining mine exploration	7,691	4,990	3,797	16,478	—	16,478

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the year ended December 31, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	200,228	131,780	75,857	—	407,865	36,028	443,893
Royalties and production taxes	87,790	21,183	12,312	—	121,285	3,185	124,470
Corporate administration	5,942	4,391	4,664	30,608	45,605	2,730	48,335
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	9,894	9,894	—	9,894
Community relations	3,346	625	2,513	—	6,484	—	6,484
Reclamation liability accretion	329	339	248	—	916	—	916
Realized losses on fuel derivative contracts	2,156	2,542	1,280	—	5,978	—	5,978
Sustaining lease expenditures	721	1,407	808	701	3,637	—	3,637
Sustaining capital expenditures(2)	59,854	33,144	59,182	—	152,180	5,931	158,111
Sustaining mine exploration(2)	14,718	8,122	2,715	—	25,555	1,460	27,015

Total all-in sustaining costs	375,084	203,533	159,579	41,203	779,399	49,334	828,733

Gold sold (ounces)	626,300	206,680	173,475	—	1,006,455	45,261	1,051,716

All-in sustaining cost per ounce ($/gold ounce sold)	599	985	920	—	774	1,090	788
(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements:

	For the year ended December 31, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	184,037	34,041	66,815	284,893	5,931	290,824
Mine expansion equipment	(60,469)	—	—	(60,469)	—	(60,469)
Plant expansion	(38,902)	—	—	(38,902)	—	(38,902)
Solar plant	(22,434)	—	—	(22,434)	—	(22,434)
Other	(2,378)	(166)	(285)	(2,829)	—	(2,829)
Land acquisitions	—	(731)	—	(731)	—	(731)
Underground development	—	—	(7,348)	(7,348)	—	(7,348)

Sustaining capital expenditures	59,854	33,144	59,182	152,180	5,931	158,111

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements:

	For the year ended December 31, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	14,718	8,266	3,183	26,167	1,460	27,627
Regional exploration	—	(144)	(468)	(612)	—	(612)

Sustaining mine exploration	14,718	8,122	2,715	25,555	1,460	27,015

Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.

Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently. In order to improve comparability with other senior gold producers, effective September 30, 2020, the Company no longer adjusts for share-based payments expense. Prior periods have been updated to reflect this change.

A reconciliation of net income to adjusted net income as extracted from the annual consolidated financial statements is set out in the table below:

	Three months ended		Year ended
	December 31,		December 31,
	2021	2020	2021	2020
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net income attributable to shareholders of the Company for the period:	136,943	168,462	420,065	628,063
Adjustments for non-recurring items and significant recurring non-cash items:
Net gain on disposal of Burkina Faso assets	(22,463)	—	(22,463)	—
Impairment (reversal) of long-lived assets	5,905	—	5,905	(174,309)
Write-down of mineral property interests	15	(98)	15	10,895
COVID-19 relief donations(1)	—	—	—	2,752
Unrealized loss (gain) on derivative instruments	4,192	(8,159)	(12,884)	(5,336)
Office lease termination costs	2,651	—	2,651	—
Deferred income tax (recovery) expense	(14,519)	(13,476)	(8,959)	52,826

Adjusted net income attributable to shareholders of the Company for the period	112,724	146,729	384,330	514,891

Basic weighted average number of common shares outstanding (in thousands)	1,055,833	1,050,752	1,053,809	1,043,385

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.11	0.14	0.36	0.49
(1) COVID-19 donations were considered to be non-recurring up to June 30, 2020. Subsequently, any COVID-19 donations have been considered to be normal course.

SUMMARY OF QUARTERLY RESULTS

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2021	2021	2021	2021	2020	2020	2020	2020
Gold revenue ($ in thousands)	526,113	510,859	362,990	362,302	479,525	487,166	441,939	380,298
Net income for the period ($ in thousands)	153,140	134,871	73,982	98,832	174,405	277,039	137,961	83,008
Earnings per share (1) – basic ($)	0.13	0.12	0.07	0.09	0.16	0.25	0.12	0.07
Earnings per share (1) – diluted ($)	0.13	0.12	0.06	0.09	0.16	0.25	0.12	0.07
Cash flows provided by (used) operating activities ($ in thousands)	266,292	320,283	(8,316)	145,854	196,690	300,762	238,089	216,213
Gold sold (ounces)	292,350	286,650	200,071	202,330	256,655	253,200	257,100	239,500
Average realized gold price ($/ounce)	1,800	1,782	1,814	1,791	1,868	1,924	1,719	1,588
Gold produced (ounces)	288,849	295,723	197,380	205,643	256,319	248,733	239,574	250,632
Gold produced, total including equity investment(ounces)	304,897	310,261	211,612	220,644	270,469	263,813	241,593	264,862
Cash operating costs (2) ($/gold ounce sold)	433	482	675	582	461	437	383	405
Total cash costs (2) ($/gold ounce sold)	556	596	794	709	578	567	498	516
All-in sustaining costs (2) ($/gold ounce sold)	860	795	1,016	932	926	785	712	721
Adjusted net income (1)(2)(3) ($ in thousands)	112,724	122,750	51,866	96,990	146,729	161,183	111,690	95,289
Adjusted earnings per share (1)(2)(3) – basic ($)	0.11	0.12	0.05	0.09	0.14	0.15	0.11	0.09
(1)Attributable to the shareholders of the Company.
(2)Non-IFRS Measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
(3)Previous periods have been adjusted to reflect the removal of the adjustment for share-based payments expense, refer to “Non-IFRS Measures”

Quarterly gold revenue throughout the eight quarters is a function of quarterly production levels, the timing of bullion shipments and changes in average realized gold price while cash flows from operating activities are also impacted by cash operating costs of each quarter and changes in working capital, in addition to the factors noted for gold revenue. The net income in the third quarter of 2020 reflects an impairment reversal of $122 million related to the Masbate Mine, net of deferred income tax and the recognition of a deferred income tax liability of $24 million related to future withholding tax expected to be incurred on retained earnings the Company is planning to repatriate from its foreign subsidiaries.

SUMMARY AND OUTLOOK
Despite the continuing challenges of the COVID-19 pandemic, B2Gold had another remarkable year of strong operational performance in 2021, with the achievement of B2Gold’s thirteenth consecutive year of record annual total gold production. The Company’s total gold production for 2021 was an annual record of 1,047,414 ounces (including 59,819 ounces of attributable production from Calibre) (2020 - 1,040,737 ounces), near the upper end of its revised guidance range (of between 1,015,000 and 1,055,000 ounces) and exceeding the upper end of its original guidance range (of between 970,000 and 1,030,000 ounces).

Looking forward to 2022, B2Gold remains well positioned for continued strong operational and financial performance. The Company’s total gold production is forecast to be between 990,000 and 1,050,000 ounces (including 40,000 and 50,000 attributable ounces projected from Calibre) in 2022, with total consolidated cash operating costs forecast to be between $620 and $660 per ounce and total consolidated all-in sustaining costs forecast to be between $1,010 and $1,050 per ounce.

Due to the Company's strong net positive cash position, strong operating results and cash flows and the current higher gold price environment, B2Gold’s quarterly dividend rate is expected to be maintained at $0.04 per common share (or an annualized rate of $0.16 per common share), one of the highest dividend yields in the gold sector.

Following the receipt of the Menankoto Permit in Mali, the Company plans to expand the scope of its exploration activities on the Anaconda Area (comprised of the Menankoto Permit and the Bantako North Permit) to build on the successful exploration programs already completed to date. The Company plans to continue focusing on upgrading and expanding the existing Anaconda Area saprolite Inferred Mineral Resource estimate of 21.6 million tonnes at 1.11 g/t for 770,000 ounces for the Anaconda Area (originally released in June 2017). An updated Mineral Resource estimate based on the results from the extensive 2020 and 2021 infill and exploration drill program is expected in the first quarter of 2022 and will feed into engineering studies currently underway. This new resource estimate will also include an initial Mineral Resource estimate for the sulphide material below the existing saprolite resource. The Company will continue to follow up on the sulphide mineralization at the Mamba, Adder and several other targets below the saprolite mineralization in 2022.

The potential to truck material from the Anaconda Area in late 2022 is currently being developed and is not included in Fekola’s 2022 production guidance or the current Fekola life of mine plan. Preliminary planning by the Company has demonstrated that a pit situated on the Anaconda Area could provide saprolite material to be trucked to and fed into the Fekola mill commencing in late 2022, increasing the ore processed and annual gold production from the Fekola mill, subject to obtaining all necessary permits and completion of a final mine plan. This has the potential to add an average of approximately 80,000 to 100,000 ounces per year to Fekola’s annual gold production. In 2022, a total of $33 million has been budgeted to facilitate Phase 1 saprolite mining at the Anaconda Area. The Company plans on commencing a Phase II study when the updated Mineral Resource estimate on the sulphide material becomes available and based on 2022 exploration drilling results to review the project economics of trucking sulphide material to the Fekola mill as compared to constructing another stand-alone mill near the Anaconda Area.

On February 2, 2022 the Company announced an updated mineral resource estimate for the Cardinal Zone, adjacent to the main Fekola Mine open pit in Mali. The updated resource included a significantly increased Mineral Resource estimate for Cardinal Zone as at December 31, 2021 with an initial Indicated Mineral Resource estimate of 8,000,000 tonnes at 1.67 grams per tonne (“g/t”) gold for 430,000 ounces of gold, and an updated Inferred Mineral Resource estimate of 19,000,000 tonnes at 1.21 g/t gold for 740,000 ounces of gold, constrained within a conceptual pit run at US$1,800 per ounce gold. Approximately 50,000 ounces are budgeted to be produced from the Cardinal Zone in 2022 and have been included in Fekola's 2022 production guidance. Based on engineering studies completed to date, the Cardinal Zone has the potential to add an average of approximately 60,000 ounces per year over the next 6 to 8 years to Fekola's annual gold production.

The Company also continues to advance its other development projects while at the same time reviewing its portfolio and divesting non-core assets which it determines do not meet the Company's investment criteria. Work continues on the Gramalote Project and based on a review of the feasibility study work to date, B2Gold believes that there is strong potential for a more robust project. Results from the Gramalote feasibility study are now expected to be available by the end of the second quarter of 2022 with a the full feasibility study completed by the end of the third quarter of 2022. If the final economics of the feasibility study are positive and B2Gold and AngloGold make the decision to develop Gramalote as an open-pit gold mine (decision date now expected by the end of the third quarter of 2022), B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities and operate the mine on behalf of the Gramalote Project. In addition, on November 30, 2021, the Company completed the sale of the Company's Kiaka and Toega projects in Burkina Faso to WAF for a combination of cash, WAF shares and production royalties, which enables the Company to both monetize its investment in the Kiaka and Toega projects to-date while at the same time benefitting from the future development of the projects.

After a very successful year for exploration in 2021, B2Gold is conducting an aggressive exploration campaign in 2022 with a budget of approximately $65 million (excluding the Gramalote Project). Exploration will focus predominantly in Mali, other operating mine sites in Namibia and the Philippines, and continued focus on grassroots targets around the world. Many years of target generation and pursuing opportunities in prospective gold regions has culminated in the Company allocating a record $29 million for its grassroots exploration programs, including several new regions.

The Company's ongoing strategy is to continue to maximize profitable production from its mines, further advance its pipeline of development and exploration projects, evaluate new exploration, development and production opportunities and continue to pay an industry leading dividend yield.

OUTSTANDING SHARE DATA
At February 22, 2022, 1,056,690,544 common shares were outstanding. In addition, there were approximately 32.3 million stock options outstanding with exercise prices ranging between Cdn.$2.64 to Cdn.$8.53 per share, approximately 3.6 million RSUs outstanding and approximately 3.2 million PSUs outstanding.
The number of unoptioned shares available for issuance under the Company's stock option plan but not subject to outstanding options was 19.2 million and 6.1 million as at January 1, 2021 and December 31, 2021, respectively.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates. In respect of La Libertad and El Limon mines, production is presented on a 100% basis for the period up until October 14, 2019 and on a 33% basis to December 31, 2021 (to reflect B2Gold's approximate interest in Calibre during the period).

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold's operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company's workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: generating operating cashflows of approximately $625 million in 2022, which are expected to be significantly weighted to the second half of 2022; remaining well positioned for continued strong operational and financial performance for 2022; projected gold production, cash operating costs and all-in sustaining costs on a consolidated and mine by mine basis in 2022, including production being weighted heavily to the second half of 2022; total consolidated gold production of between 990,000 and 1,050,000 ounces in 2022 with cash operating costs of between $620 and $660 per ounce and all-in sustaining costs of between $1,010 and $1,050 per ounce; the Fekola mill being expected to run at an annualized throughput rate of approximately 9.0 Mtpa (over the long-term); the completion of an updated mineral resource estimate for the Anaconda area in the first quarter of 2022; the potential upside to increase Fekola's gold production in 2022 by trucking material from the Anaconda area, including the potential to add approximately 80,000 to 100,000 per year to Fekola’s annual production profile, and for the Anaconda area to provide saprolite material to feed the Fekola mill starting in late 2022; the commencement of a Phase II study for the Anaconda area upon completion of the updated mineral resource estimate on the sulphide material becomes and based on 2022 exploration drilling results to review the project economics of trucking sulphide material to the Fekola mill as compared to constructing another stand-alone mill near Anaconda; the potential for production from the Cardinal zone to add approximately 50,000 ounces in 2022 to the Company's production profile and approximately 60,000 per year over the next 6 to 8 years; the Fekola Mine to be well-positioned for any potential supply disruptions caused by the border closures following the ECOWAS sanctions; the development of the Wolfshag underground mine at Otjikoto, including the results of such development and the costs and timing thereof; stope ore production at the Wolfshag underground mine at Otjikoto commencing in the first half of 2022; the completion of the Gramalote Feasibility Study and the results therein, and a construction decision to be made shortly thereafter; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; and B2Gold's attributable share at El Limon and La Libertad. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES
The disclosure in this MD&A was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC, and resource and reserve information contained or referenced in this MD&A may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

QUALIFIED PERSONS
Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under National Instrument 43-101, has reviewed and approved the disclosure of all scientific and technical information related to operational matters contained in this MD&A. Tom Garagan, Senior Vice President of Exploration, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.